SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2021 to 03/31/2021	8
01/01/2020 to 03/31/2020	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
01/01/2021 to 03/31/2021	18
01/01/2020 to 03/31/2020	19
Statement of Value Added	20
Comments on the Company’s Consolidated Performance
Notes to the quarterly financial information	21
Comments on the Performance of Business Projections
Reports and Statements
Unqualified Independent Auditors’ Review Report	68

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Company Information / Capital Breakdown

Number of Shares (Units)	Current quarter 03/31/2021
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
1	Total Assets	55,794,836	53,196,550
1.01	Current assets	15,965,807	14,879,594
1.01.01	Cash and cash equivalents	5,126,462	4,647,125
1.01.02	Financial investments	4,279,964	3,780,891
1.01.02.01	Financial investments measured a fair value through profit or loss	3,817,603	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	3,817,603	3,305,109
1.01.02.03	Financial investments at amortized cost	462,361	475,782
1.01.03	Trade receivables	1,699,363	1,549,703
1.01.04	Inventory	3,625,618	3,014,446
1.01.06	Recoverable taxes	959,735	1,381,853
1.01.08	Other current assets	274,665	505,576
1.01.08.03	Others	274,665	505,576
1.01.08.03.02	Prepaid expenses	116,588	94,782
1.01.08.03.03	Dividends receivable	28,156	329,413
1.01.08.03.04	Others	129,921	81,381
1.02	Non-current assets	39,829,029	38,316,956
1.02.01	Long-term assets	8,536,877	8,406,417
1.02.01.03	Financial investments at amortized cost	132,635	123,409
1.02.01.07	Deferred taxes assets	3,785,791	3,799,707
1.02.01.10	Other non-current assets	4,618,451	4,483,301
1.02.01.10.03	Recoverable taxes	762,776	738,431
1.02.01.10.04	Judicial deposits	224,675	221,016
1.02.01.10.05	Prepaid expenses	91,568	99,834
1.02.01.10.06	Receivable from related parties	2,019,900	1,907,877
1.02.01.10.07	Others	1,519,532	1,516,143
1.02.02	Investments	24,080,191	19,546,493
1.02.02.01	Equity interest	23,935,793	19,401,494
1.02.02.02	Investment Property	144,398	144,999
1.02.03	Property, plant and equipment	7,173,674	10,315,724
1.02.03.01	Property, plant and equipment in operation	6,210,917	8,598,597
1.02.03.02	Right of use in leases	21,769	64,659
1.02.03.03	Property, plant and equipment in progress	940,988	1,652,468
1.02.04	Intangible assets	38,287	48,322

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
2	Total Liabilities	55,794,836	53,196,550
2.01	Current liabilities	11,488,593	10,756,084
2.01.01	Payroll and related taxes	135,204	138,761
2.01.02	Trade payables	4,167,535	4,133,089
2.01.03	Tax payables	339,343	289,095
2.01.04	Borrowings and financing	3,547,956	3,858,493
2.01.05	Other payables	3,256,079	2,302,188
2.01.05.02	Others	3,256,079	2,302,188
2.01.05.02.04	Dividends and interests on shareholder´s equity	901,982	901,983
2.01.05.02.05	Advances from clients	169,877	196,595
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	1,469,209	623,861
2.01.05.02.07	Lease liabilities	7,829	26,546
2.01.05.02.08	Other payables	707,182	553,203
2.01.06	Provisions	42,476	34,458
2.01.06.01	Provision for tax, social security, labor and civil risks	42,476	34,458
2.02	Non-current liabilities	29,918,755	32,527,015
2.02.01	Borrowings and financing	21,320,194	24,423,753
2.02.02	Other payables	513,345	771,292
2.02.02.02	Others	513,345	771,292
2.02.02.02.03	Lease liabilities	15,771	40,561
2.02.02.02.04	Derivative financial instruments	119,306	97,535
2.02.02.02.05	Trade payables	145,301	376,753
2.02.02.02.06	Other payables	232,967	256,443
2.02.04	Provisions	8,085,216	7,331,970
2.02.04.01	Provision for tax, social security, labor and civil risks	359,211	401,157
2.02.04.02	Other provisions	7,726,005	6,930,813
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	181,260	229,524
2.02.04.02.04	Pension and healthcare plan	758,426	758,426
2.02.04.02.05	Provision for losses on investments	6,786,319	5,942,863
2.03	Shareholders’ equity	14,387,488	9,913,451
2.03.01	Paid-up capital	6,040,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	5,824,350
2.03.04.01	Legal reserve	468,291	468,291
2.03.04.02	Statutory reserve	5,414,323	5,414,323
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated earnings (losses)	5,240,015	-
2.03.08	Other comprehensive income	(2,749,597)	(1,983,619)

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Parent Company Financial Statements / Statement of Income
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
3.01	Revenues from sale of goods and rendering of services	5,373,279	3,031,309
3.02	Costs from sale of goods and rendering of services	(3,689,909)	(2,778,380)
3.03	Gross profit	1,683,370	252,929
3.04	Operating (expenses)/income	3,302,930	(1,262,912)
3.04.01	Selling expenses	(167,212)	(162,239)
3.04.02	General and administrative expenses	(57,691)	(50,192)
3.04.04	Other operating income	2,531,577	74,847
3.04.05	Other operating expenses	(393,647)	(534,638)
3.04.06	Equity in results of affiliated companies	1,389,903	(590,690)
3.05	Income before financial income (expenses) and taxes	4,986,300	(1,009,983)
3.06	Financial income (expenses)	409,488	(351,172)
3.06.01	Financial income	579,338	53,376
3.06.02	Financial expenses	(169,850)	(404,548)
3.06.02.01	Net exchange differences over financial instruments	172,004	931,016
3.06.02.02	Financial expenses	(341,854)	(1,335,564)
3.07	Income before income taxes	5,395,788	(1,361,155)
3.08	Income tax and social contribution	(155,773)	304
3.09	Net income from continued operations	5,240,015	(1,360,851)
3.11	Net income for the year	5,240,015	(1,360,851)
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	3.7968	- 0.9860
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	3.7968	- 0.9860

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
4.01	Net income for the year	5,240,015	(1,360,851)
4.02	Other comprehensive income	(765,978)	(4,643,683)
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	20	31
4.02.02	Cumulative translation adjustments for the year	86,119	380,042
4.02.03	(Loss)/gain on the percentage change in investments	814,285	-
4.02.04	Losses in cash flow hedge	(1,919,129)	(5,390,043)
4.02.05	Cash flow hedge reclassified to income upon realization	252,250	364,818
4.02.06	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	477	-
4.02.07	(Loss)/ gain in cash flow hedge from investments in subsidiaries	-	1,469
4.03	Comprehensive income for the year	4,474,037	(6,004,534)

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
6.01	Net cash from operating activities	2,702,452	(43,913)
6.01.01	Cash from operations	1,289,494	145,068
6.01.01.01	Net income for the year	5,240,015	(1,360,851)
6.01.01.02	Financial charges in borrowing and financing raised	190,877	276,982
6.01.01.03	Financial charges in borrowing and financing granted	(7,780)	(16,540)
6.01.01.04	Charges on lease liabilities	540	956
6.01.01.05	Equity in results of affiliated companies	(1,389,903)	590,690
6.01.01.06	Deferred taxes assets	13,916	(304)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(33,928)	(10,090)
6.01.01.08	Monetary and exchange variations, net	19,420	(547,893)
6.01.01.09	Write-off of property, plant and equipment right of use and Intangible assets	1,680	-
6.01.01.10	Provision for environmental liabilities and decommissioning of assets	19,094	11,411
6.01.01.11	Updated shares – Fair value through profit or loss	(543,498)	962,561
6.01.01.12	Depreciation, amortization and depletion	201,989	209,495
6.01.01.13	Accrued/(reversal) for consumption and services	25,072	21,527
6.01.01.14	Net gains on the sale of the shares of the CSN Mineração.	(2,472,497)	-
6.01.01.15	Receivables by indemnity	(4,428)	-
6.01.01.16	Other provisions	28,925	7,124
6.01.02	Changes in assets and liabilities	1,412,958	(188,981)
6.01.02.01	Trade receivables - third parties	(465,880)	(19,768)
6.01.02.02	Trade receivables - related parties	212,549	(394,990)
6.01.02.03	Inventory	(775,575)	266,412
6.01.02.04	Receivables - related parties/dividends	1,234,790	814
6.01.02.05	Tax assets	369,455	82,873
6.01.02.06	Judicial deposits	(9,643)	902
6.01.02.09	Trade payables	38,566	326,875
6.01.02.10	Trade payables – Forfaiting and Drawee risk	845,348	(183,736)
6.01.02.11	Payroll and related taxes	5,896	(14,616)
6.01.02.12	Tax payables	53,558	5,679
6.01.02.13	Payables to related parties	21,590	113,756
6.01.02.14	Advance with related parties	-	(20,289)
6.01.02.15	Interest paid	(208,835)	(268,170)
6.01.02.16	Interest received	-	198
6.01.02.19	Others	91,139	(84,921)

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6.02	Net cash investment activities	2,863,731	(297,419)
6.02.01	Investments / AFAC / Acquisitions of Shares	(32,550)	(2,180)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(195,882)	(196,628)
6.02.05	Intercompany loans granted	(88,158)	(98,614)
6.02.06	Intercompany loans received	-	4,076
6.02.08	Financial Investments, net of redemption	15,709	(4,073)
6.02.09	Net cash received from sale of CSN Mineração's shares	3,164,612	-
6.03	Net cash used in financing activities	(5,086,846)	1,375,211
6.03.01	Borrowings and financing raised	40,903	80,744
6.03.02	Transactions cost - Borrowings and financing	(11,423)	(1,980)
6.03.03	Borrowings and financing – related parties	1,394,275	2,205,145
6.03.04	Amortization of borrowings and financing	(3,226,111)	(889,247)
6.03.05	Amortization of borrowings and financing - related parties	(3,282,109)	(13,053)
6.03.06	Amortization of leases	(2,381)	(6,262)
6.03.07	Dividends and interest on shareholder’s equity	-	(136)
6.05	Increase (decrease) in cash and cash equivalents	479,337	1,033,879
6.05.01	Cash and equivalents at the beginning of the year	4,647,125	392,107
6.05.02	Cash and equivalents at the end of the year	5,126,462	1,425,986

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2021 to 03/31/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451
5.05	Total comprehensive income	-	-	-	5,240,015	(765,978)	4,474,037
5.05.01	Net income for the period	-	-	-	5,240,015	-	5,240,015
5.05.02	Other comprehensive income	-	-	-	-	(765,978)	(765,978)
5.05.02.04	Translation adjustments for the year	-	-	-	-	86,119	86,119
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	20	20
5.05.02.07	(Loss) / gain on the percentage change in investments	-	-	-	-	814,285	814,285
5.05.02.08	(Loss) / gain on cash flow hedge accounting	-	-	-	-	(1,666,402)	(1,666,402)
5.07	Closing balance	6,040,000	32,720	5,824,350	5,240,015	(2,749,597)	14,387,488

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 03/31/2020
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.05	Total comprehensive income	-	-	-	(1,360,851)	(4,643,683)	(6,004,534)
5.05.01	Net income for the period	-	-	-	(1,360,851)	-	(1,360,851)
5.05.02	Other comprehensive income	-	-	-	-	(4,643,683)	(4,643,683)
5.05.02.04	Translation adjustments for the year	-	-	-	-	380,042	380,042
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	31	31
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,025,225)	(5,025,225)
5.05.02.08	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,360,851)	(3,473,059)	4,170,010

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
7.01	Revenues	9,911,533	3,772,385
7.01.01	Sales of products and rendering of services	6,704,021	3,769,699
7.01.02	Other revenues	3,207,624	4,729
7.01.04	Allowance for (reversal of) doubtful debts	(112)	(2,043)
7.02	Raw materials acquired from third parties	(4,924,195)	(3,469,351)
7.02.01	Cost of sales and services	(3,794,821)	(2,878,256)
7.02.02	Materials, electric power, outsourcing and other	(1,094,613)	(585,281)
7.02.03	Impairment/recovery of assets	(34,761)	(5,814)
7.03	Gross value added	4,987,338	303,034
7.04	Retentions	(201,725)	(209,001)
7.04.01	Depreciation, amortization and depletion	(201,725)	(209,001)
7.05	Value added created	4,785,613	94,033
7.06	Value added received	2,017,352	(392,985)
7.06.01	Equity in results of affiliates companies	1,389,903	(590,690)
7.06.02	Financial income	579,338	53,376
7.06.03	Others	48,111	144,329
7.06.03.01	Others and exchange gains	48,111	144,329
7.07	Value added for distribution	6,802,965	(298,952)
7.08	Value added distributed	6,802,965	(298,952)
7.08.01	Personnel	290,648	335,379
7.08.01.01	Salaries and wages	217,406	249,708
7.08.01.02	Benefits	59,829	69,873
7.08.01.03	Severance payment (FGTS)	13,413	15,798
7.08.02	Taxes, fees and contributions	1,050,027	176,027
7.08.02.01	Federal	948,460	133,501
7.08.02.02	State	101,567	42,526
7.08.03	Remuneration on third-party capital	222,275	550,493
7.08.03.01	Interest	341,854	1,335,564
7.08.03.02	Rental	4,314	1,618
7.08.03.03	Others	(123,893)	(786,689)
7.08.03.03.01	Others and exchange losses	(123,893)	(786,689)
7.08.04	Remuneration on Shareholders' capital	5,240,015	(1,360,851)
7.08.04.03	Retained earnings (accumulated losses)	5,240,015	(1,360,851)

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Consolidated Financial Statements / Balance Sheet – Assets
(R$ thousand)
Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
1	Total assets	69,678,932	63,002,149
1.01	Current assets	29,770,912	23,386,194
1.01.01	Cash and cash equivalents	13,908,238	9,944,586
1.01.02	Financial investments	4,282,151	3,783,362
1.01.02.01	Financial investments measured a fair value through profit or loss	3,817,603	3,305,109
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	3,817,603	3,305,109
1.01.02.03	Financial investments at amortized cost	464,548	478,253
1.01.03	Trade receivables	4,219,052	2,867,352
1.01.04	Inventory	5,673,189	4,817,586
1.01.06	Recoverable taxes	1,199,100	1,605,494
1.01.08	Other current assets	489,182	367,814
1.01.08.03	Others	489,182	367,814
1.01.08.03.02	Prepaid expenses	266,824	211,027
1.01.08.03.03	Dividends receivable	38,086	38,088
1.01.08.03.04	Derivative financial instruments	39,236	-
1.01.08.03.05	Others	145,036	118,699
1.02	Non-current assets	39,908,020	39,615,955
1.02.01	Long-term assets	9,080,505	8,887,158
1.02.01.03	Financial investments at amortized cost	132,635	123,409
1.02.01.05	Inventory	381,175	347,304
1.02.01.07	Deferred taxes assets	3,929,974	3,874,946
1.02.01.10	Other non-current assets	4,636,721	4,541,499
1.02.01.10.03	Recoverable taxes	946,792	938,452
1.02.01.10.04	Judicial deposits	338,890	325,117
1.02.01.10.05	Prepaid expenses	121,513	129,455
1.02.01.10.06	Receivable from related parties	1,707,780	1,630,070
1.02.01.10.07	Others	1,521,746	1,518,405
1.02.02	Investments	3,746,507	3,695,780
1.02.02.01	Equity interest	3,587,397	3,535,906
1.02.02.02	Investment Property	159,110	159,874
1.02.03	Property, plant and equipment	19,759,932	19,716,223
1.02.03.01	Property, plant and equipment in operation	15,485,037	15,519,233
1.02.03.02	Right of use in leases	523,436	516,668
1.02.03.03	Property, plant and equipment in progress	3,751,459	3,680,322
1.02.04	Intangible assets	7,321,076	7,316,794

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2021	Previous Year 12/31/2020
2	Total Liabilities	69,678,932	63,002,149
2.01	Current liabilities	16,545,529	14,725,696
2.01.01	Payroll and related taxes	301,555	282,630
2.01.02	Trade payables	6,156,294	4,819,539
2.01.03	Tax payables	2,022,024	2,058,362
2.01.04	Borrowings and financing	3,617,910	4,126,453
2.01.05	Other payables	4,360,314	3,357,639
2.01.05.02	Others	4,360,314	3,357,639
2.01.05.02.04	Dividends and interests on shareholder´s equity	901,982	946,133
2.01.05.02.05	Advances from clients	1,145,238	1,100,772
2.01.05.02.06	Trade payables – Forfaiting and Drawee risk	1,469,209	623,861
2.01.05.02.07	Lease liabilities	95,287	93,626
2.01.05.02.08	Derivative financial instruments	-	8,722
2.01.05.02.09	Other payables	748,598	584,525
2.01.06	Provisions	87,432	81,073
2.01.06.01	Provision for tax, social security, labor and civil risks	87,432	81,073
2.02	Non-current liabilities	35,858,067	37,024,948
2.02.01	Borrowings and financing	30,521,280	31,144,200
2.02.02	Other payables	2,621,344	3,145,336
2.02.02.02	Others	2,621,344	3,145,336
2.02.02.02.03	Advances from clients	1,514,256	1,725,838
2.02.02.02.04	Lease liabilities	445,209	436,505
2.02.02.02.05	Derivative financial instruments	119,306	97,535
2.02.02.02.06	Trade payables	225,069	543,527
2.02.02.02.07	Other payables	317,504	341,931
2.02.03	Deferred taxes assets	602,209	618,836
2.02.04	Provisions	2,113,234	2,116,576
2.02.04.01	Provision for tax, social security, labor and civil risks	526,991	554,315
2.02.04.02	Other provisions	1,586,243	1,562,261
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	827,817	803,835
2.02.04.02.04	Pension and healthcare plan	758,426	758,426
2.03	Shareholders’ equity	17,275,336	11,251,505
2.03.01	Paid-up capital	6,040,000	6,040,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	5,824,350
2.03.04.01	Legal reserve	468,291	468,291
2.03.04.02	Statutory reserve	5,414,323	5,414,323
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated earnings (losses)	5,240,015	-
2.03.08	Other comprehensive income	(2,749,597)	(1,983,619)
2.03.09	Earnings attributable to the non-controlling interests	2,887,848	1,338,054

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
3.01	Revenues from sale of goods and rendering of services	11,913,328	5,334,653
3.02	Costs from sale of goods and rendering of services	(6,178,784)	(4,017,707)
3.03	Gross profit	5,734,544	1,316,946
3.04	Operating (expenses)/income	1,442,516	(1,221,313)
3.04.01	Selling expenses	(422,586)	(390,915)
3.04.02	General and administrative expenses	(134,463)	(119,055)
3.04.04	Other operating income	2,560,232	102,689
3.04.05	Other operating expenses	(574,112)	(768,924)
3.04.06	Equity in results of affiliated companies	13,445	(45,108)
3.05	Income before financial income (expenses) and taxes	7,177,060	95,633
3.06	Financial income (expenses)	(201,507)	(1,201,138)
3.06.01	Financial income	585,585	65,131
3.06.02	Financial expenses	(787,092)	(1,266,269)
3.06.02.01	Net exchange differences over financial instruments	(56,328)	364,882
3.06.02.02	Financial expenses	(730,764)	(1,631,151)
3.07	Income before income taxes	6,975,553	(1,105,505)
3.08	Income tax and social contribution	(1,278,240)	(206,204)
3.09	Net income from continued operations	5,697,313	(1,311,709)
3.11	Consolidated net income for the year	5,697,313	(1,311,709)
3.11.01	Earnings attributable to the controlling interests	5,240,015	(1,360,851)
3.11.02	Earnings it attributable to the non-controlling interests	457,298	49,142
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	3.79680	- 0.98604
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	3.79680	- 0.98604

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
4.01	Consolidated net income for the year	5,697,313	(1,311,709)
4.02	Other comprehensive income	(716,987)	(4,643,681)
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	371	33
4.02.02	Cumulative translation adjustments for the year	86,119	380,042
4.02.03	(Loss)/gain on the percentage change in investments	862,857	-
4.02.04	Losses in cash flow hedge	(1,919,129)	(5,390,043)
4.02.05	Cash flow hedge reclassified to income upon realization	252,250	364,818
4.02.06	Cash flow hedge accounting - "Platts" reclassified to income upon realization	38,650	-
4.02.07	Losses from cash flow hegde accounting - "Platts", net of taxes	(38,105)	-
4.02.08	(Loss)/gain on hedge of net investment in foreign operations.	-	1,469
4.03	Consolidated comprehensive income for the year	4,980,326	(5,955,390)
4.03.01	Earnings attributable to the controlling interests	4,474,037	(6,004,534)
4.03.02	Earnings it attributable to the non-controlling interests	506,289	49,144

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
6.01	Net cash from operating activities	3,455,474	466,933
6.01.01	Cash from operations	4,262,039	1,166,186
6.01.01.01	Earnings attributable to the controlling interests	5,240,015	(1,360,851)
6.01.01.02	Earnings attributable to the non-controlling interests	457,298	49,142
6.01.01.03	Financial charges in borrowing and financing raised	471,147	470,990
6.01.01.04	Financial charges in borrowing and financing granted	(6,541)	(11,481)
6.01.01.05	Charges on lease liabilities	14,827	13,056
6.01.01.06	Equity in results of affiliated companies	(13,445)	45,108
6.01.01.07	Deferred taxes assets	(80,858)	(11,351)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(22,203)	(8,685)
6.01.01.09	Monetary and exchange variations, net	716,123	522,571
6.01.01.10	Write-off of property, plant and equipment right of use and Intangible assets	1,838	1,400
6.01.01.11	Provision for environmental liabilities and decommissioning of assets	23,982	20,640
6.01.01.12	Updated shares – Fair value through profit or loss	(543,498)	962,561
6.01.01.13	Depreciation, amortization and depletion	484,065	437,507
6.01.01.14	Accrued/(reversal) for consumption and services	17,039	37,158
6.01.01.15	Net gains on the sale of the shares of the CSN Mineração.	(2,472,497)	-
6.01.01.16	Receivables by indemnity	(4,428)	-
6.01.01.17	Other provisions	(20,825)	(1,579)
6.01.02	Changes in assets and liabilities	(806,565)	(699,253)
6.01.02.01	Trade receivables - third parties	(1,190,789)	(89,849)
6.01.02.02	Trade receivables - related party	(165,806)	(31,572)
6.01.02.03	Inventory	(813,705)	(13,512)
6.01.02.05	Recoverable taxes	398,054	57,227
6.01.02.06	Judicial deposits	(13,773)	(4,749)
6.01.02.08	Trade payables	996,084	341,567
6.01.02.09	Trade payables – Forfaiting and Drawee risk	845,348	(183,736)
6.01.02.10	Payroll and related taxes	17,498	(14,420)
6.01.02.11	Tax payables	(46,349)	(61,612)
6.01.02.12	Payables to related parties	(10,141)	(20,572)
6.01.02.13	Advances from clients	(149,884)	(130,568)
6.01.02.14	Interest paid	(639,045)	(511,242)
6.01.02.15	Cash flow hedge accounting	(76,150)	-
6.01.02.16	Others	42,093	(36,215)
6.02	Net cash investment activities	2,737,117	(404,851)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(373,094)	(353,698)
6.02.07	Intercompany loans granted	(70,394)	(82,089)
6.02.08	Intercompany loans received	-	3,022
6.02.09	Financial Investments, net of redemption	15,993	27,914
6.02.10	Net cash received from sale of CSN Mineração's shares	3,164,612	-

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6.03	Net cash used in financing activities	(2,212,281)	2,157,127
6.03.01	Borrowings and financing raised	310,141	4,553,970
6.03.02	Transactions cost - Borrowings and financing	(11,423)	(9,131)
6.03.03	Amortization of borrowings and financing	(3,653,158)	(2,363,666)
6.03.04	Dividends and interest on shareholder’s equity	(176,217)	(136)
6.03.05	Amortization of leases	(29,486)	(23,910)
6.03.06	Issuance of new CSN Mineração's shares	1,347,862	-
6.04	Exchange rate on translating cash and cash equivalents	(16,658)	(27,026)
6.05	Increase (decrease) in cash and cash equivalents	3,963,652	2,192,183
6.05.01	Cash and equivalents at the beginning of the year	9,944,586	1,088,955
6.05.02	Cash and equivalents at the end of the year	13,908,238	3,281,138

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2021 to 03/31/2021
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.03	Adjusted opening balances	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505
5.04	Capital transaction with shareholders	-	-	-	-	-	-	863,694	863,694
5.04.01	Capital increase proposed	-	-	-	-	-	-	863,694	863,694
5.05	Total comprehensive income	-	-	-	5,240,015	(765,978)	4,474,037	536,230	5,010,267
5.05.01	Net income for the year	-	-	-	5,240,015	-	5,240,015	457,298	5,697,313
5.05.02	Other comprehensive income	-	-	-	-	(765,978)	(765,978)	78,932	(687,046)
5.05.02.04	Translation adjustments for the year	-	-	-	-	86,119	86,119	-	86,119
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	-	-	-	-	20	20	351	371
5.05.02.07	(Loss)/gain on the percentage change in investments	-	-	-	-	814,285	814,285	48,572	862,857
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(1,666,402)	(1,666,402)	68	(1,666,334)
5.05.02.09	(Loss) / gain on business combination	-	-	-	-	-	-	29,941	29,941
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	149,870	149,870
5.06.01	Constitution of reserves	-	-	-	-	-	-	149,870	149,870
5.07	Closing balance	6,040,000	32,720	5,824,350	5,240,015	(2,749,597)	14,387,488	2,887,848	17,275,336

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 03/31/2020
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.05	Total comprehensive income	-	-	-	(1,360,851)	(4,643,683)	(6,004,534)	49,144	(5,955,390)
5.05.01	Net income for the year	-	-	-	(1,360,851)	-	(1,360,851)	49,142	(1,311,709)
5.05.02	Other comprehensive income	-	-	-	-	(4,643,683)	(4,643,683)	2	(4,643,681)
5.05.02.04	Translation adjustments for the year	-	-	-	-	380,042	380,042	-	380,042
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	-	-	-	-	31	31	2	33
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,025,225)	(5,025,225)	-	(5,025,225)
5.05.02.08	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469	-	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,360,851)	(3,473,059)	4,170,010	1,236,532	5,406,542

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2021 to 03/31/2021	YTD previous year 01/01/2020 to 03/31/2020
7.01	Revenues	16,636,667	6,143,475
7.01.01	Sales of products and rendering of services	13,425,060	6,137,834
7.01.02	Other revenues	3,211,130	6,962
7.01.04	Allowance for (reversal of) doubtful debts	477	(1,321)
7.02	Raw materials acquired from third parties	(7,270,931)	(4,758,610)
7.02.01	Cost of sales and services	(5,585,726)	(3,776,787)
7.02.02	Materials, electric power, outsourcing and other	(1,621,797)	(961,472)
7.02.03	Impairment/recovery of assets	(63,408)	(20,351)
7.03	Gross value added	9,365,736	1,384,865
7.04	Retentions	(482,517)	(436,293)
7.04.01	Depreciation, amortization and depletion	(482,517)	(436,293)
7.05	Value added created	8,883,219	948,572
7.06	Value added received	1,075,792	698,088
7.06.01	Equity in results of affiliated companies	13,445	(45,108)
7.06.02	Financial income	585,585	65,131
7.06.03	Others	476,762	678,065
7.06.03.01	Others and exchange gains	476,762	678,065
7.07	Value added for distribution	9,959,011	1,646,660
7.08	Value added distributed	9,959,011	1,646,660
7.08.01	Personnel	534,898	564,541
7.08.01.01	Salaries and wages	415,052	432,137
7.08.01.02	Benefits	99,200	108,569
7.08.01.03	Severance payment (FGTS)	20,646	23,835
7.08.02	Taxes, fees and contributions	2,456,730	444,051
7.08.02.01	Federal	2,248,015	372,011
7.08.02.02	State	198,595	63,146
7.08.02.03	Municipal	10,120	8,894
7.08.03	Remuneration on third-party capital	1,270,070	1,949,777
7.08.03.01	Interest	730,764	1,631,151
7.08.03.02	Rental	6,216	5,441
7.08.03.03	Others	533,090	313,185
7.08.03.03.01	Others and exchange losses	533,090	313,185
7.08.04	Remuneration on Shareholders' capital	5,697,313	(1,311,709)
7.08.04.03	Retained earnings (accumulated losses)	5,240,015	(1,360,851)
7.08.04.04	Non-controlling interests in retained earnings	457,298	49,142

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1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the “Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking. Approximately R$250 million was invested in the two tailings filtration plants that have a combined total filtration capacity of 9 million tons per year.

As a consequence of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a new business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the UPV and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

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On January 31, 2021, the Company concluded the drop down of the cement segment and, accordingly, all assets and liabilities related to the cement business were transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A. (note 10.c).

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the the latter two hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha - Pecém (Railway System II), under construction, and FTL being responsible for the rail links of São Luis - Altos, Altos - Fortaleza, Fortaleza – Souza, Souza - Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“TECON”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

•	GOING CONCERN

The Company permanently takes actions to reprofile portions of its debts. Those actions do not affect the Company’s ability to continue as a going concern and, additionally, there are no significant operating restructuring plans which could imply in changes to that ability. The assumptions adopted in the assessment of operating continuity included in the financial statements as of December 31, 2020 remain in place, having been those financial statements approved by the Board of Directors on February 22, 2021. The COVID-19 pandemic was a new important factor raised worldwide, assuming major relevance as from the end of the first quarter of 2020 and impacting the global economy. We perceived some impacts in our activities until the end of the first semester of 2020, especially in our steel operations, which did not prejudice our results and our financial position in 2020 and in the first quarter of 2021.

Although the pandemic effects continue dissipating by the vaccination campaign around the world, Brazil experiences a worsening of the COVID-19 pandemic and, accordingly, the Brazilian authorities have adopted new restriction measures. However, we did not identify any continuity risks and our major operating assumptions remain substantially unchanged.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities.

2.b)	Basis of presentation

The interim financial information has been prepared using the historical cost as the basis of value, the net realizable value, the fair value or the recovery value, except when otherwise indicated.

The preparation of this interim financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2020.The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous period presented.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 – Consolidation and investment basis

Note 12 – Intangible assets

Note 18 – Income tax and social contributions

Note 19 – Taxes in installments

Note 20 – Provisions for tax, social security, labor, civil, environmental risks and judicial deposits

Note 30 – Employee benefits

Note 31 - Commitments

The interim financial information was approved by the Board of Directors on April 28, 2021.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial information of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The interim financial information is presented in R$ (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of March 31, 2021, US$1.00 is equivalent to R$5.6973 (R$5.1967 on December 31, 2020) and €1.00 is equivalent to R$6.6915 (R$6.3779 on December 31, 2020), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

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3.	IMPACTS OF COVID-19

At the end of 2019, the COVID-19 virus spread worldwide, and in March 2020, the WHO (World Health Organization) declared a pandemic of this disease. Since the beginning of the pandemic, the Company has adopted several precautionary measures in all its areas to reduce the exposure of its employees and to guarantee the continuity of its business.

In this sense, in 2020 all employees in chronic conditions of vulnerability (risk group) were mapped and put on vacation together with most other employees in order to reduce their corporate staff by around 50%. In 2021, the most critical stage of the pandemic, the Brazilian authorities adopted more restrictive measures and the Company adopted home office to 80% of its employees who work in administrative roles in São Paulo. In addition, masks were provided in the beginning of the pandemic for all employees, hand sanitizer was made available in all company facilities, and we also released internal communications with preventive measures in order to reinforce the hygiene protocols recommended by the competent authorities.

The Company’s economic activity is directly linked to the demand for steel products in the automotive, domestic and civil construction sectors, as well as iron ore, both in the domestic and international markets. Any reduction in the activity of these sectors could affect the demand and the price of products and have significant impact to the Company’s financial position and results.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operational and economic context to which the Company operates allows greater flexibility in the strategies and plans to mitigate the risks and effects of the pandemic on its business and, consequently, ensure the maintenance of the expected recoverability of its non-financial assets, whether investments, fixed assets and tax credits.

The Company did not experience any significant impact to its railway and maritime logistics. There was also no impact to the availability of supplies that could have interrupted its operational activities.

According to the guidelines of the Brazilian Securities and Exchange Commission (CVM), the Company assessed any effects that are related to business continuity and its accounting estimates. Despite some adverse effects perceived at the beginning of the pandemic, which over the rest of the year had already dissipated, such adverse effects did not bring risks of continuity or the need for adjustments to accounting estimates that produced significant effects on the Company’s business and consequently on its financial position.

The Company maintains all of its medium and long-term production and sales forecasts.

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4.	CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Cash and banks
In Brazil	94,224	245,185	58,528	238,509
Abroad	6,265,404	3,899,282	111,108	199,994
	6,359,628	4,144,467	169,636	438,503

Investments
In Brazil	7,498,424	5,800,119	4,956,826	4,208,622
Abroad	50,186
	7,548,610	5,800,119	4,956,826	4,208,622
	13,908,238	9,944,586	5,126,462	4,647,125

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

5.	FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non Current		Current		Non Current
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Investments (1)	464,548	478,253			462,361	475,782
Usiminas shares (2)	3,817,603	3,305,109			3,817,603	3,305,109
Bonds (3)			132,635	123,409			132,635	123,409
	4,282,151	3,783,362	132,635	123,409	4,279,964	3,780,891	132,635	123,409

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.

(2)	Part of the shares guarantees a portion of the Company's debt.

(3)	Bonds with Fibra bank due in February 2028 (see note 21).

6.	TRADE RECEIVABLES

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Trade receivables
Third parties
Domestic market	1,422,054	910,657	1,028,802	680,340
Foreign market	2,740,206	2,063,867	92,675	65,379
	4,162,260	2,974,524	1,121,477	745,719
Allowance for doubtful debts	(230,190)	(228,348)	(140,299)	(143,735)
	3,932,070	2,746,176	981,178	601,984
Related parties (note 21 a)	286,982	121,176	718,185	947,719
	4,219,052	2,867,352	1,699,363	1,549,703

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

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	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Current	3,560,087	2,537,567	946,060	535,541
Past-due up to 30 days	378,747	222,972	11,011	72,890
Past-due up to 180 days	32,951	17,915	30,864	958
Past-due over 180 days	190,475	196,070	133,542	136,330
	4,162,260	2,974,524	1,121,477	745,719

The changes in expected credit losses are as follows:

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Opening balance	(228,348)	(245,194)	(143,735)	(167,247)
(Loss)/Reversal estimated	(4,110)	7,513	(2,071)	22,347
Recovery and write-offs of receivables	2,268	9,333	1,959	1,165
Drop down of Cements (note 10.c)			3,548
Closing balance	(230,190)	(228,348)	(140,299)	(143,735)

7.	INVENTORIES

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Finished goods	1,451,251	1,627,676	594,973	748,918
Work in progress	1,726,453	1,358,905	1,088,489	836,128
Raw materials	1,942,227	1,289,653	1,433,206	876,168
Storeroom supplies	959,880	928,158	461,301	525,114
Advances to suppliers	92,319	69,536	80,414	63,950
Provision for losses	(117,766)	(109,038)	(32,765)	(35,832)
	6,054,364	5,164,890	3,625,618	3,014,446

Classified:
Current	5,673,189	4,817,586	3,625,618	3,014,446
Non-current (1)	381,175	347,304
	6,054,364	5,164,890	3,625,618	3,014,446

1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, In 2020, the Company defined the construction project for the new plant for processing Itabirito, which until then was considered as waste, and started to be incorporated into the long-term ore inventory.

.

The changes in estimated losses on inventories are as follows:

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Opening balance	(109,038)	(134,553)	(35,832)	(41,201)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	(8,728)	25,515	(1,238)	5,369
Drop down of Cements (note 10.c)			4,305
Closing balance	(117,766)	(109,038)	(32,765)	(35,832)

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8.	RECOVERABLE TAXES

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
State Value-Added Tax	994,783	1,002,926	808,848	822,717
Brazilian federal contributions (1)	1,053,486	1,417,081	831,648	1,192,919
Other taxes	97,623	123,939	82,015	104,648
	2,145,892	2,543,946	1,722,511	2,120,284

Classified:
Current	1,199,100	1,605,494	959,735	1,381,853
Non-current	946,792	938,452	762,776	738,431
	2,145,892	2,543,946	1,722,511	2,120,284

1.	Refers mainly to PIS / COFINS (VAT Federal) to be compensated against future payment of the contributions. In respect to PIS and COFINS to be recoverable on September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and the Federal Union are parties, related to the discussion about the non-inclusion of ICMS in the PIS and COFINS calculation basis, was judged in final court decision, confirmed the right of CSN to offset the amounts unduly paid as a result of the PIS and COFINS base being increased by the inclusion of ICMS in the period from 2001 to 2014.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Judicial deposits (note 19)			338,890	325,117			224,675	221,016
Prepaid expenses	157,499	136,527	107,694	115,636	116,588	94,782	91,568	98,031
Prepaid expenses with sea freight (1)	109,325	74,500
Actuarial asset (note 21 a)			13,819	13,819				1,803
Derivative financial instruments (note 14 I)	39,236
Securities held for trading (note 14 I)	14,977	5,065			14,854	4,927
Loans with related parties (nota 14 I and 21 a)			1,043,182	966,050	59,900	53,718	1,097,432	1,007,677
Other receivables from related parties (note 21 a)	5,176	6,242	664,598	664,020	19,705	5,717	922,468	900,200
Other receivables (note 14 I)			2,445	2,445			1,003	1,003
Eletrobrás compulsory loan (note 14 I) (2)			851,485	852,532			850,714	851,713
Dividends receivables (note 21 a)	38,086	38,088			28,156	329,413
Employee debts	50,244	28,054			34,965	16,600
Receivables by indemnity (3)			521,611	517,183			521,611	517,183
Others	74,639	79,338	146,205	146,245	497	419	146,204	146,244
	489,182	367,814	3,689,929	3,603,047	274,665	505,576	3,855,675	3,744,870

1.	Refers to payment of freight expenses and maritime insurance over performance obligations unfulfilled at the balance sheet date.

2.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

3.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002.

10.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of our joint-ventures, joint-operations, affiliated and other investments did not present changes in relation to that disclosed in the Company’s financial statements as of December 31, 2020. Accordingly, the management opted for not repeating the information in this condensed interim financial information as of March 31, 2021.

The significant events related to our subsidiaries CSN Cimentos S.A. and CSN Mineração S.A are disclosed in the Notes 10.c and 10.d, respectively.

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The consolidated financial statements for the years ended Mach 31, 2021 and 2020 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Number of shares held by CSN in units	Equity interests (%)
Companies		03/31/2021	12/31/2020	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,354,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A. (1)	4,374,779,493	78.24	87.52	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A. (2)	510,726,198	92.71	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	10,000	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos S.A. (3)	2,956,094,581	99.99	90.00	Manufacturing and sale of cement

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		78.24	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		78.24	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		78.24	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
CSN Cimentos S.A. (3)		-	10.00	Manufacturing and sale of cement
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (4)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (5)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A	1,117	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (4)		14.58	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	49,074,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
VR1 - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund

(*) Dormant companies.

1.	As of December 31, 2020, CSN held 158,419,480 shares of CSN Mineração S.A.. On February 17, 2021, it occurred a stock split of the shares, at a ratio of 1:30, by which the number of shares held by CSN changes to 4,752,584,400 shares. Subsequently, upon the public offering of the shares of CSN Mineração, CSN’s interest was diluted and the number of shares after the split changed to 4,374,779,493 shares.

2.	As of December 31,2020, the Company had 486.592.830 common shares in FTL - Ferrovia Transnordestina Logística S.A.

3.	As of December 31, 2020, CSN held 90 shares of CSN Cimentos S.A. On January 31, 2021, CSN subscribed capital in CSN Cimentos S.A., which was paid-up by transfer of assets and liabilities related to the operations of cement in CSN. Consequently, the number of shares held by CSN increased (see Note 10.c).

4.	As of March 31, 2021 and December 31, 2020 the Company directly held 63,377,198 shares, of which 26,611,282 common and 36,765,916 preferred, and its direct subsidiary, CSN Mineração S.A., held 63,338,872, of which 25,802,872 common shares and 37,536,000 preferred, of MRS Logística S.A.

5.	As of December 31, 2020, the Company had 24,168,304 common shares and 501,789 Class B preferred shares.

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10.a)	Investments in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the period in those investees are as follows:

	03/31/2021				03/31/2020
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	531,764	3,289,139	(2,757,375)	(258,952)	481,327	2,979,749	(2,498,422)	(574,487)
CSN Inova Ventures	9,591,849	10,519,332	(927,483)	(217,757)	9,534,299	10,244,025	(709,726)	(143,621)
CSN Islands XII Corp.	2,637,854	5,705,057	(3,067,203)	(360,600)	2,497,173	5,203,776	(2,706,603)	(617,535)
CSN Steel S.L.U.	4,847,452	25,551	4,821,901	241,834	4,522,589	28,642	4,493,947	452,147
Sepetiba Tecon S.A.	748,723	444,770	303,953	4,461	731,294	431,801	299,493	2,823
Minérios Nacional S.A.	352,364	163,139	189,225	48,955	292,708	152,438	140,270	3,268
Valor Justo - Minérios Nacional S.A.	-	-	2,123,507	-	-	-	2,123,507	-
Estanho de Rondônia S.A.	103,888	138,146	(34,258)	(6,147)	103,484	131,596	(28,112)	(6,620)
Companhia Metalúrgica Prada	817,938	621,588	196,350	49,874	750,130	603,654	146,476	(14,630)
CSN Mineração S.A.	17,053,347	6,690,346	10,363,001	1,896,260	17,166,329	7,887,964	9,278,992	351,181
CSN Energia S.A.	118,641	72,004	46,637	(286)	130,642	83,718	46,924	202
FTL - Ferrovia Transnordestina Logística S.A.	467,350	254,292	213,058	(15,215)	471,952	254,510	217,442	(13,272)
Companhia Florestal do Brasil	51,872	3,106	48,766	(781)	52,073	2,526	49,547	(384)
Nordeste Logística S.A.	69	59	10	(4)	69	55	14	(4)
CBSI - Companhia Brasileira de Serviços de Infraestrutura	115,157	90,961	24,196	3,874	118,553	98,231	20,322	(2,778)
Ágio - CBSI - Companhia Brasileira de Serviços de Infraestrutura	-	-	15,225	-	-	-	15,225	-
CSN Cimentos S.A.	3,512,433	478,600	3,033,833	48,611	-	-	-	-
	40,950,701	28,496,090	14,593,343	1,434,127	36,852,622	28,102,685	10,889,296	(563,710)
Joint-venture and Joint-operation
Itá Energética S.A.	280,203	21,474	258,729	7,647	268,447	17,365	251,082	2,905
MRS Logística S.A.	1,974,636	1,156,665	817,971	14,072	2,088,151	1,284,265	803,886	(17,061)
Transnordestina Logística S.A.	4,717,847	3,562,305	1,155,542	(4,562)	4,657,691	3,497,587	1,160,104	(6,334)
Fair Value (*) - Transnordestina	-	-	271,116	-	-	-	271,116	-
Equimac S.A	7,553	413	7,140	(96)	7,536	301	7,235	-
	6,980,239	4,740,857	2,510,498	17,061	7,021,825	4,799,518	2,493,423	(20,490)
Associates
Arvedi Metalfer do Brasil S.A.	40,088	32,160	7,928	(110)	40,528	32,490	8,038	(712)
	40,088	32,160	7,928	(110)	40,528	32,490	8,038	(712)
Classified at fair value through profit or loss (note 14 II)
Panatlântica			90,883				59,879
			90,883				59,879
Other investments
Profits on subsidiaries' inventories			(116,714)	(61,171)			(55,543)	(5,588)
Investment property			144,398	-			144,999	-
Others			63,536	(4)			63,538	(190)
			91,220	(61,175)			152,994	(5,778)
Total investments			17,293,872	1,389,903			13,603,630	(590,690)

Classification of investments in the balance sheet
Investments in assets			23,935,793				19,401,494
Investments with negative equity			(6,786,319)				(5,942,863)
Investment property			144,398				144,999
			17,293,872				13,603,630

(*) As of March 31, 2021 and December 31, 2020, the net balance of R$271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of R$659,105 and impairment of R$387,989.

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10.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates and other investments
	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Opening balance of investments (assets)	3,535,906	3,482,974	19,401,494	17,316,463
Opening balance of loss provisions (liabilities)			(5,942,863)	(3,908,563)
Total	3,535,906	3,482,974	13,458,631	13,407,900
Capital increase/acquisition of shares (1)		3,400	2,996,083	60,361
Dividends (2)		(82,642)	(934,934)	(2,496,422)
Comprehensive income (3)	31	6,895	84,757	581,514
Update of shares measured at fair value through profit or loss (Note 14 II)	31,004	12,579	31,004	12,579
Sales of equity interest (note 10.d) (4)			(692,115)
Net gain due to increased capital and issued new shares in n investments (note 10.d) (5)			816,176
Equity in results of affiliated companies (6)	23,368	124,324	1,389,903	1,892,686
Amortization of fair value - investment MRS	(2,937)	(11,747)
Others	25	123	(31)	13
Closing balance of investments (assets)	3,587,397	3,535,906	23,935,793	19,401,494
Balance of provision for investments with negative equity (liabilities)			(6,786,319)	(5,942,863)
Total	3,587,397	3,535,906	17,149,474	13,458,631

1.	In January 2021 there was an increase in capital of our subsidiary CSN Cimentos by CSN transfer of net assets (see Note 10.c).

2.	In 2021, it mainly refers to dividends of the subsidiary CSN Mineração SA in the amount of R$934,934 (R$2,437,482 on December 31, 2020).

3.	Refers to translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

4.	Refers to the cost of the shares sold in the Initial Public Offering of the subsidiary CSN Mineração S.A. (see Note 10.d)

5.	Refers to the gain in the sale of shares in the Initial Public Offering of the subsidiary CSN Mineração S.A., after the issuance of the shares in the amount of R$816,176.

6.	The table below shows the reconciliation of the equity in results of affiliated companies classified as joint venture and associates and the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies.

	Consolidated
	03/31/2021	03/31/2020

Equity in results of affiliated companies
MRS Logística S.A.	28,136	(34,113)
Transnordestina Logística S.A.	(4,562)	(6,334)
Arvedi Metalfer do Brasil S.A.	(110)	(712)
Equimac S.A.	(96)
	23,368	(41,159)
Eliminations
To cost of sales	(10,576)	(1,243)
To taxes	3,596	423
Others
Amortizated at fair value - Investment in MRS	(2,937)	(2,937)
Others	(6)	(192)
Equity in results	13,445	(45,108)

10.c)	Drop down - Cement

Our cement operations began in May 2009 with a crushing unit in Volta Redonda/RJ, motivated by the sinergy between that activity and the generation of slag produced in our blast furnaces in the Presidente Vargas steel plant (“UPV”), a material used as raw material in the production of cement. Located within the UPV premises, in Volta Redonda/RJ, that business unit has an annual capacity of 2.4 million tons of cement type CP-III.

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In 2011, our self-production of clinker was initiated after the installation of a furnace in Arcos/MG, with a daily capacity of 2,500 tons, using calcitic limestone extracted in the Bocaina mine, existing in the same location that also supplies steel limestone to UPV. The clinker produced is prioritarily cargoed by rail to our cement plant in Volta Redonda/RJ.

In 2015, the unit in Arcos/MG stared its production of cement with the installation of two vertical crushers with an annual capacity of 2.3 million tons, rising our annual installed capacity to 4.7 million tons. In 2016 a second production line of clinker was assembled, with a furnace for 6,500 tons per day reaching full independence for clinker in the production of cement.

The production in Arcos is primarily of cement type CP-II, basically composed of clinker, slag, limestone and plaster, and the composition of those materials varies depending on the final product intendend. Also, in Arcos, there is extraction of limestone and dolomite destined to UPV.

The cement activities were held by the parent company and, recently, the Company decided to drop down the net assets of cement to a subsidiary named CSN Cimentos. The drop down occurred on January 31, 2021 by an increase in capital of R$2,956,094, upon issuance of 2,956,094,491 common shares, subscribed and paid-up at the same date by CSN through the transfer of net assets related to the cement activities, as detailed described in the Valuation Report approved in the Extraordinary General Meeting.

Find below the breakdown of the net assets contributed:

	12/31/2020	01/31/2021
Assets	appraisal reports	Close balance
Trade receivables	37,171	54,684
Inventories	134,309	164,460
Other assets	29,186	30,228
Property, plant and equipment	3,151,349	3,129,161
Intangíible assets	8,086	8,086
Liabilities
Trade payables	(253,186)	(278,539)
Other payables current	(42,074)	(34,301)
Lease liabilities	(42,257)	(24,430)
Other provisions	(66,490)	(64,125)
Net assets	2,956,094	2,985,225

10.d)	Initial Public Offering of the subsidiary CSN Mineração

On February 17, 2021, the subsidiary CSN Mineração concluded its initial public offering at B3 – Brasil, Bolsa, Balcão. The final prospectus of the public offering consisted of: (i) primary distribution of 161,189,078 shares (“Primary Offering”); and (ii) secondary distribution of 422,961,066 shares, being initially 372,749,743 shares (“Secondary Offering”), increased by 50,211,323 supplementary shares held by CSN (“Supplementary Shares”).

The price per share (“Price per Share”) was fixed at R$8.50 after the collection of intention of investments collected from institutional buyers in Brasil and abroad.

Upon conclusion of the offering, the Company’s interest in the subsidiary CSN Mineração changed from 87.52% to 78.24%.

•	Primary Distribution of Shares

Upon the primary distribution, CSN Mineração issued 161,189,078 shares (“Primary Offering”) and capitalized the total amount of R$1,370,107 (R$1,347,862, net of transaction costs).

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The issuance of 161,189,078 shares diluted the Company’s interest in the capital of CSN Mineração and, accordingly, the Company recognized in other comprehensive income a gain from the change of ownership percentage.

The impact of the transaction is presented below:

Gain on participation in the capital increase	1,054,613
Loss due to dilution of participation with issue of new shares	(231,044)
Equity adjustment by dilution of share percentage	(7,393)
Net gain from the transaction	816,176

•	Secondary Distribution of Shares

Upon the secondary distribution of shares, the Company sold 327,593,584 common shares and, additionally, in March 2021 sold supplementary 50,211,323 common shares, totaling 377,804,907 or 9.3% of shares previously held, in the total amount of R$3,211,342 (R$3,164,612, net of transaction costs). The gain for the sale was recognized as Other Operating Income.

The main impacts of the transaction are presented as follows:

Equity in the transaction	9,947,525
Number of share before initial public offering	5,430,057,060
Cost per share	R$ 1.83

Number of shares sold by CSN	377,804,907
Price per share	R$ 8.50

(+) Net cash generated in the transaction	3,211,342
(-) Transaction cost	(46,730)
(=) net cahs reveivable (a)	3,164,612
(-) Cost of shares (b)	(692,115)
(=) Net gain from the transaction (a)+(b)	2,472,497

10.e)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

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	03/31/2021				12/31/2020
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	33.22%	47.26%	50.00%	48.75%	34.94%	47.26%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	951,179	905	1,088	79,431	1,206,484	1,390	1,351	48,919
Advances to suppliers	27,997	1,830		595	27,312	1,948		742
Other current assets	488,141	52,095	2,975	90,395	823,204	51,793	2,356	89,521
Total current assets	1,467,317	54,830	4,063	170,421	2,057,000	55,131	3,707	139,182
Noncurrent Assets
Other non-current assets	648,302	224,273		20,592	608,878	225,492		20,807
Investments, PP&E and intangible assets	8,478,265	9,703,392	11,043	383,763	8,537,009	9,574,588	11,365	390,672
Total non-current assets	9,126,567	9,927,665	11,043	404,355	9,145,887	9,800,080	11,365	411,479
Total Assets	10,593,884	9,982,495	15,106	574,776	11,202,887	9,855,211	15,072	550,661

Current Liabilities
Borrowings and financing	806,745	247,212			828,439	241,029
Lease liabilities	304,093				317,526
Other current liabilities	688,575	129,993	826	27,312	1,117,975	125,794	602	19,721
Total current liabilities	1,799,413	377,205	826	27,312	2,263,940	366,823	602	19,721
Noncurrent Liabilities
Borrowings and financing	1,951,084	6,494,594			2,162,657	6,368,070
Lease liabilities	1,649,300				1,674,594
Other non-current liabilities	805,690	665,683		16,738	788,862	665,653		15,900
Total non-current liabilities	4,406,074	7,160,277		16,738	4,626,113	7,033,723		15,900
Shareholders’ equity	4,388,397	2,445,013	14,280	530,726	4,312,834	2,454,665	14,470	515,040
Total liabilities and shareholders’ equity	10,593,884	9,982,495	15,106	574,776	11,202,887	9,855,211	15,072	550,661

	01/01/2021 a 03/31/2021				01/01/2020 a 03/31/2020
	Joint-Venture			Joint-Operation		Joint-Venture	Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Itá Energética
	33.22%	47.26%	50.00%	48.75%	34.94%	47.26%	48.75%
Statements of Income
Net revenue	965,022	143	1,107	59,470	674,725		40,991
Cost of sales and services	(661,441)		(1,092)	(18,749)	(624,148)		(15,659)
Gross profit	303,581	143	15	40,721	50,577	-	25,332
Operating (expenses) income	(88,723)	(4,617)	(204)	(16,237)	(72,015)	(8,065)	(16,639)
Financial income (expenses), net	(97,514)	(5,178)	(1)	(699)	(111,614)	(5,337)	330
Income before income tax and social contribution	117,344	(9,652)	(190)	23,785	(133,052)	(13,402)	9,023
Current and deferred income tax and social contribution	(41,850)		(1)	(8,099)	41,521		(3,064)
Profit / (loss) for the period	75,494	(9,652)	(191)	15,686	(91,531)	(13,402)	5,959

10.f)	TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

Management relies on resources from its shareholders and third parties to complete the work, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, The Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information, was considered appropriate.

The assumptions used to evaluate the impairment test in December 2020 remain valid and there is no event to justify the recognition of impairment in the quarter.

10.g)	Investment properties:

The balance of investment properties as of March 31, 2021 is shown below:

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	Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Cost	97,610	86,548	184,158	94,431	74,260	168,691
Accumulated depreciation		(24,284)	(24,284)		(23,692)	(23,692)
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Depreciation		(764)	(764)		(601)	(601)
Balance at March 31, 2021	97,610	61,500	159,110	94,431	49,967	144,398
Cost	97,610	86,548	184,158	94,431	74,261	168,692
Accumulated depreciation		(25,048)	(25,048)		(24,294)	(24,294)
Balance at March 31, 2021	97,610	61,500	159,110	94,431	49,967	144,398

The Company’s estimate of the fair value of investment properties was of R$1,863,563 at March 31, 2021 and December 31, 2020) in the consolidated and R$1,795,553 at the parent company.

The average estimated useful lives for the periods are as follows (in years):

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Buildings	27	27	28	28

11.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Cost	257,686	4,752,412	26,213,225	182,974	3,680,322	634,786	414,705	36,136,110
Accumulated depreciation		(2,074,847)	(13,755,842)	(156,677)		(118,118)	(314,403)	(16,419,887)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Effect of foreign exchange differences	5,139	9,714	32,339	314	2,491	625	104	50,726
Acquisitions			52,019	621	357,359	55,549	151	465,699
Capitalized interest (1) (notes 26 and 29)					15,133			15,133
Write-offs (note 25)			(31)		(2,286)	(38,017)	(130)	(40,464)
Depreciation (note 24)	(115)	(39,069)	(396,597)	(1,297)		(18,205)	(7,761)	(463,044)
Transfers to other asset categories	116	215	302,532	4	(310,626)		7,759
Right of use - Remesurement						6,816		6,816
Others			(18)		9,066		(205)	8,843
Balance at March 31, 2021	262,826	2,648,425	12,447,627	25,939	3,751,459	523,436	100,220	19,759,932
Cost	262,826	4,776,117	26,690,241	185,343	3,751,459	646,755	423,359	36,736,100
Accumulated depreciation		(2,127,692)	(14,242,614)	(159,404)		(123,319)	(323,139)	(16,976,168)
Balance at March 31, 2021	262,826	2,648,425	12,447,627	25,939	3,751,459	523,436	100,220	19,759,932

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	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Cost	28,953	1,333,345	15,039,880	98,193	1,652,468	107,528	139,806	18,400,173
Accumulated depreciation		(318,803)	(7,520,408)	(89,796)		(42,869)	(112,573)	(8,084,449)
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Acquisitions			26,259	417	169,206	570		196,452
Capitalized interest (1) (notes 26 and 29)					6,864			6,864
Write-offs (note 25)						(17,072)		(17,072)
Depreciation (note 24)		(5,499)	(188,997)	(440)		(2,997)	(1,506)	(199,439)
Drop down of Cements (note 10.c)	(3,350)	(720,068)	(1,643,144)	(687)	(733,706)	(23,697)	(4,509)	(3,129,161)
Transfers to other asset categories			153,739		(153,844)		105
Right of use - Remesurement						306		306
Balance at March 31, 2021	25,603	288,975	5,867,329	7,687	940,988	21,769	21,323	7,173,674
Cost	25,603	492,390	12,905,513	94,392	940,988	36,728	125,892	14,621,506
Accumulated depreciation		(203,415)	(7,038,184)	(86,705)		(14,959)	(104,569)	(7,447,832)
Balance at March 31, 2021	25,603	288,975	5,867,329	7,687	940,988	21,769	21,323	7,173,674

(*) Refer substantially to: i) in the consolidated picture: assets for railway use, such as yards, rails, mines and dormant;

(1) The cost of capitalized interest is calculated, basically, for Mining projects that substantially refer to the expansion of Casa de Pedra (MG) and TECAR (RJ) - see notes 26 and 29.

(i)	Right of use

Below the movements of the right of use recognized on March 31, 2021:

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Cost	434,689	75,882	81,598	42,617	634,786
Accumulated depreciation	(41,674)	(9,796)	(29,652)	(36,996)	(118,118)
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Effect of foreign exchange differences		129	412	84	625
Addition		145	52,563	2,841	55,549
Remesurement	395	(896)	7,317		6,816
Depreciation	(6,120)	(297)	(6,708)	(5,080)	(18,205)
Write-offs	(16,940)		(20,944)	(133)	(38,017)
Transfers to other asset categories		(7,882)	7,474	408
Balance at March 31, 2021	370,350	57,285	92,060	3,741	523,436
Cost	417,838	75,261	120,669	32,987	646,755
Accumulated depreciation	(47,488)	(17,976)	(28,609)	(29,246)	(123,319)
Balance at March 31, 2021	370,350	57,285	92,060	3,741	523,436

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	Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Cost	37,700	64,003	5,825	107,528
Accumulated depreciation	(16,619)	(21,921)	(4,329)	(42,869)
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Addition			570	570
Drop down of Cements (note 10.c)	(1,808)	(21,497)	(392)	(23,697)
Remesurement	306			306
Depreciation	(1,709)	(951)	(337)	(2,997)
Write-offs	(16,940)		(132)	(17,072)
Transfers to other asset categories	2,685	(2,685)
Balance at March 31, 2021	3,615	16,949	1,205	21,769
Cost	16,798	17,034	2,896	36,728
Accumulated depreciation	(13,183)	(85)	(1,691)	(14,959)
Balance at March 31, 2021	3,615	16,949	1,205	21,769

The average estimated useful lives for the periods are as follows (in years):

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Buildings and Infrastructure(1)	34	34	31	42
Machinery, equipment and facilities	20	20	22	21
Furniture and fixtures	12	12	13	13
Others	10	10	12	12

(1) In the Parent Company the reduction is due to the Drop down of the cement assets from CSN to CSN Cimentos S.A..

12.	INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Cost	3,846,563	823,540	182,059	215,532	3,193,787	2,051	8,263,532	131,795	8,088	139,883
Accumulated amortization	(131,077)	(545,499)	(136,394)		(24,438)		(837,408)	(91,559)	(2)	(91,561)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Effect of foreign exchange differences		13,405	132	10,597		102	24,236
Acquisitions and expenditures			303				303
Drop down of Cements (note 10.c)									(8,086)	(8,086)
Amortization (note 24)		(17,651)	(2,606)				(20,257)	(1,949)		(1,949)
Balance at March 31, 2021	3,606,156	273,795	43,494	226,129	3,169,349	2,153	7,321,076	38,287		38,287
Cost	3,846,563	863,963	172,007	226,129	3,193,787	2,153	8,304,602	131,795		131,795
Accumulated amortization	(131,077)	(590,168)	(128,513)		(24,438)		(874,196)	(93,508)		(93,508)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at March 31, 2021	3,606,156	273,795	43,494	226,129	3,169,349	2,153	7,321,076	38,287		38,287

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

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	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Software	9	9	9	9
Customer relationships	13	13

12.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used in the calculation of the value in use on December 31, 2020, remain in force and it was not necessary to record impairment losses on the balances of these assets for the period ended March 31, 2021

13.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

	Consolidated				Parent Company
	Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020

Foreign Debt
Floating Rates:
Prepayment	1,362,912	1,119,558	1,626,864	3,457,105	1,358,622	1,118,415	1,199,567	3,067,352
Fixed Rates:
Bonds, Perpetual bonds and Advance on Foreign Exchange Contract	285,167	426,676	21,840,393	19,898,213	-	31,969
Intercompany					436,924	475,035	12,673,717	12,971,249
Fixed interest in EUR
Intercompany					24,814	9,132	1,372,986	1,595,775
Facility	216,104	326,970	133,830	143,503
	1,864,183	1,873,204	23,601,087	23,498,821	1,820,360	1,634,551	15,246,270	17,634,376

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME, Debentures, NCE and CCB	1,783,622	2,282,279	6,992,457	7,716,307	1,739,345	2,234,683	6,124,047	6,838,197
Fixed Rate Securities in R$:
Intercompany		-			18,280	18,423	0	0
	1,783,622	2,282,279	6,992,457	7,716,307	1,757,625	2,253,106	6,124,047	6,838,197
Total Borrowings and Financing	3,647,805	4,155,483	30,593,544	31,215,128	3,577,985	3,887,657	21,370,317	24,472,573
Transaction Costs and Issue Premiums	(29,895)	(29,030)	(72,264)	(70,928)	(30,029)	(29,164)	(50,123)	(48,820)
Total Borrowings and Financing + Transaction cost	3,617,910	4,126,453	30,521,280	31,144,200	3,547,956	3,858,493	21,320,194	24,423,753

13.a)	Borrowing and amortization, financing and debentures

The following table shows amortization and funding during the period:

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Opening balance	35,270,653	27,967,036	28,282,246	24,099,460
New debts	347,500	8,116,247	1,435,178	2,502,457
Repayment	(3,653,158)	(6,448,658)	(6,508,220)	(2,907,845)
Payments of charges	(639,045)	(1,922,130)	(208,835)	(1,051,557)
Accrued charges (Note 26)	486,280	2,002,052	197,741	1,012,750
Others (1)	2,326,960	5,556,106	1,670,040	4,626,981
Closing balance	34,139,190	35,270,653	24,868,150	28,282,246

1.	Including unrealized exchange and monetary variations and funding cost.

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On March 31,2021, the Company entered into new debt agreements and amortized borrowings as shown below:

	Consolidated
			03/31/2021
Nature	New debts	Repayment	Interest payment
Prepayment (1)		(1,942,732)	(47,188)
Bonds, Perpetual bonds, ACC, CCE and Facility	306,597	(447,140)	(526,432)
BNDES/FINAME, Debentures, NCE and CCB (2)	40,903	(1,263,286)	(65,425)
	347,500	(3,653,158)	(639,045)

(1)	During the first quarter of 2021, the Company amortized debts initially scheduled for October 2021 and January 2022 in the amount of US$329 million, equivalent to R$1.9 billion.

(2)	The Company repurchased 450,000 debentures in the amount of R$391 million anticipating maturities scheduled from March 2021 to December 2023.

The following table shows the average interest rates:

	Consolidated		Parent Company
		03/31/2021		03/31/2021
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	6.73%	25,115,336	2.48%	15,668,830
EUR	1.50%	349,934	3.67%	1,397,800
R$	3.69%	8,776,079	3.67%	7,881,672
		34,241,349		24,948,302

(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on March 31, 2020. In the Parent Company, it considers the interest rate of the contracts intercompany.

13.b)	Maturities of loans, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			03/31/2021			03/31/2021
			Principal			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2021	983,441	1,288,267	2,271,708	891,113	1,271,731	2,162,844
2022	1,644,902	2,750,256	4,395,158	2,791,573	2,422,127	5,213,700
2023	6,110,368	2,901,589	9,011,957	1,520,002	2,551,672	4,071,674
2024	204,389	1,245,143	1,449,532	4,442,773	1,045,326	5,488,099
2025		71,348	71,348	1,018,996	71,339	1,090,335
2026	3,418,380	71,339	3,489,719	1,784,077	71,339	1,855,416
After 2026	7,406,490	448,137	7,854,627	4,618,096	448,138	5,066,234
Perpetual bonds	5,697,300		5,697,300
	25,465,270	8,776,079	34,241,349	17,066,630	7,881,672	24,948,302

•      Covenants

The Company is compliant with its financial and non-financial obligations (covenants).

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14.	FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

•	Classification of financial instruments

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	Consolidated
Consolidated				03/31/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		13,908,238	13,908,238		9,944,586	9,944,586
Short-term investments	5	3,817,603	464,548	4,282,151	3,305,109	478,253	3,783,362
Trade receivables	6		4,219,052	4,219,052		2,867,352	2,867,352
Dividends and interest on equity	9		38,086	38,086		38,088	38,088
Derivative financial instruments	9	39,236		39,236
Trading securities	9	14,977		14,977	5,065		5,065
Total		3,871,816	18,629,924	22,501,740	3,310,174	13,328,279	16,638,453

Non-current
Investments	5		132,635	132,635		123,409	123,409
Other trade receivables	9		2,445	2,445		2,445	2,445
Eletrobrás compulsory loan	9		851,485	851,485		852,532	852,532
Receivables by indemnity	9		521,611	521,611		517,183	517,183
Loans - related parties	9		1,043,182	1,043,182		966,050	966,050
Investments	10	90,883		90,883	59,879		59,879
Total		90,883	2,551,358	2,642,241	59,879	2,461,619	2,521,498

Total Assets		3,962,699	21,181,282	25,143,981	3,370,053	15,789,898	19,159,951

Liabilities
Current
Borrowings and financing	13		3,647,805	3,647,805		4,155,483	4,155,483
Trade payables	17		6,156,294	6,156,294		4,819,539	4,819,539
Trade payables - drawee risk	15		1,469,209	1,469,209		623,861	623,861
Dividends and interest on capital	15		901,982	901,982		946,133	946,133
Leases	16		95,287	95,287		93,626	93,626
Derivative financial instruments					8,722		8,722
Total			12,270,577	12,270,577	8,722	10,638,642	10,647,364

Non-current
Borrowings and financing	13		30,593,544	30,593,544		31,215,128	31,215,128
Trade payables	17		225,069	225,069		543,527	543,527
Derivative financial instruments		119,306		119,306	97,535		97,535
Leases	16		445,209	445,209		436,505	436,505
Total		119,306	31,263,822	31,383,128	97,535	32,195,160	32,292,695

Total Liabilities		119,306	43,534,399	43,653,705	106,257	42,833,802	42,940,059

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	Parent Company
Parent Company				03/31/2021			12/31/2020
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		5,126,462	5,126,462		4,647,125	4,647,125
Short-term investments	5	3,817,603	462,361	4,279,964	3,305,109	475,782	3,780,891
Trade receivables	6		1,699,363	1,699,363		1,549,703	1,549,703
Dividends and interest on equity	9		28,156	28,156		329,413	329,413
Trading securities	9	14,854		14,854	4,927		4,927
Loans - related parties	9		59,900	59,900		53,718	53,718
Total		3,832,457	7,376,242	11,208,699	3,310,036	7,055,741	10,365,777

Non-current
Investments	5		132,635	132,635		123,409	123,409
Other trade receivables	9		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	9		850,714	850,714		851,713	851,713
Receivables by indemnity	9		521,611	521,611		517,183	517,183
Loans - related parties	9		1,097,432	1,097,432		1,007,677	1,007,677
Investments	10	90,883	-	90,883	59,879	-	59,879
Total		90,883	2,603,395	2,694,278	59,879	2,500,985	2,560,864

Total Assets		3,923,340	9,979,637	13,902,977	3,369,915	9,556,726	12,926,641

Liabilities
Current
Borrowings and financing	13		3,577,985	3,577,985		3,887,657	3,887,657
Trade payables	17		4,167,535	4,167,535		4,133,089	4,133,089
Trade payables - drawee risk	15		1,469,209	1,469,209		623,861	623,861
Dividends and interest on capital	15		901,982	901,982		901,983	901,983
Leases	16		7,829	7,829		26,546	26,546
Total			10,124,540	10,124,540		9,573,136	9,573,136

Non-current
Borrowings and financing	13		21,370,317	21,370,317		24,472,573	24,472,573
Trade payables	17		145,301	145,301		376,753	376,753
Derivative financial instruments		119,306		119,306	97,535		97,535
Leases	16		15,771	15,771		40,561	40,561
Total		119,306	21,531,389	21,650,695	97,535	24,889,887	24,987,422

Total Liabilities		119,306	31,655,929	31,775,235	R$ 97,535	34,463,023	34,560,558

•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

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Consolidated	03/31/2021			12/31/2020
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Financial investments	3,817,603		3,817,603	3,305,109		3,305,109
Derivative financial instruments		39,236	39,236
Trading securities	14,977		14,977	5,065		5,065
Non-current
Financial assets at fair value through profit or loss
Investments	90,883		90,883	59,879		59,879
Total Assets	3,923,463	39,236	3,962,699	3,370,053		3,370,053

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments					8,722	8,722
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		119,306	119,306		97,535	97,535
Total Liabilities		119,306	119,306		106,257	106,257

Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

II - Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Usiminas shares”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value (fair value), based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	03/31/2021				12/31/2020				03/31/2021	03/31/2020
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 25 and 26)
USIM3	107,156,651	15.19%	17.89	1,917,032	107,156,651	15.19%	15.69	1,681,288	235,744	(452,201)
USIM5	111,144,456	20.29%	17.10	1,900,571	111,144,456	20.29%	14.61	1,623,821	276,750	(510,153)
				3,817,603				3,305,109	512,494	(962,354)
PATI3	2,065,529	11.31%	44.00	90,883	2,065,529	11.31%	28.99	59,879	31,004	(207)
				3,908,486				3,364,988	543,498	(962,561)

III - Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

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Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

14.a)	Exchange rate, market price and interest rate risk:

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of March 31, 2021 is shown below:

	03/31/2021
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,047,363	2,810
Trade receivables	414,755	1,991
Financial investments	23,280	-
Iron ore derivative	2,110
Other assets	9,267	4,581
Total Assets	1,496,776	9,382
Borrowings and financing	(4,408,288)	-
Trade payables	(282,234)	(8,859)
Other liabilities	(7,328)	(1,114)
Total Liabilities	(4,697,850)	(9,973)
Foreign exchange exposure	(3,201,074)	(591)
Cash flow hedge accounting	3,762,450	-
Dollar - to - real NDF	(100,000)
Exchange rate swap CDI x Dollar	(67,000)	-
Net foreign exchange exposure	394,376	(591)

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of March 31, 2021 as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				03/31/2021
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.6973	5.6445	7.1216	8.5460
EUR	6.6915	6.7158	8.3644	10.0373
USD x EUR	1.1725	1.1888	1.4656	1.7588

The effects on the result, considering scenarios 1 and 2 are shown below:

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					03/31/2021
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,201,074)	Dollar	169,017	(4,559,370)	(9,118,739)

Cash flow hedge accounting	3,762,450	Dollar	(198,657)	5,358,952	10,717,903

Dollar - to - real NDF	(100,000)	Dollar	5,280	(142,433)	(284,865)

Exchange rate swap CDI x Dollar	(67,000)	Dollar	3,538	(95,430)	(190,860)

Net exchange position	394,376	Dollar	(20,822)	561,719	1,123,439

Net exchange position	(591)	Euro	(14)	(989)	(1,978)

Exchange rate swap Dollar x Euro	87,976	Dollar	2,542	(90,991)	(157,936)

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar - appreciation of the Real by 0.93% / Real x Euro - devaluation of the Real by 0.36% / Euro x Dollar - devaluation of Euro by 1.39%. Source: Central Bank of Brazil and European Central Bank quotations on 04/09/2021.

•	Stock market price risks

The Company is exposed to the risk of changes in share prices due to investments valued at fair value through the result that are quoted based on the market price at B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for share price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing price on March 31, 2021 as a reference. The probable scenario considered a 5% devaluation in the share price.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

		03/31/2021
Class of shares	Probable scenario	Scenario 1	Scenario 2

USIM3	(95,852)	(479,258)	(958,516)
USIM5	(95,029)	(475,143)	(950,285)
PATI3	(4,544)	(22,721)	(45,442)

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and Libor, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of March 31, 2021 as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

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			03/31/2021
Interest	Interest rate	Scenario 1	Scenario 2
CDI	2.65%	3.31%	3.98%
TJLP	4.39%	5.49%	6.59%
LIBOR	0.21%	0.26%	0.31%

The effects on the result, considering scenarios 1 and 2 are shown below:

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	2.65	7,477,707	(7,865,137)	(10,681)	(2,567)	(5,134)
TJLP	4.39		(843,873)	(2,055)	(9,262)	(18,524)
Libor	0.21		(2,952,056)	(37,720)	(1,515)	(3,030)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of March 31, 2021 as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures and options.

Sensitivity analysis for price risks “Platts index”

A operação de Hedge accounting de fluxo de caixa – índice “Platts” foi liquidada em 2 de abril de 2021 no montante de R$11,992 e não ocorreu variação.

14.b)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R $ 278 million) at a cost compatible with that usually practiced by the Company. Additionally, in 2021, the Company sold US$100 million in NDF (Non-Deliverable Forward) with maturity in June 2021.

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							Consolidated
							03/31/2021
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2021
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap Dollar x Real	06/01/2021	Dollar	(100,000)	583,340	(565,550)	17,790	6,758
Total dollar x real swap (NDF)			(100,000)	583,340	(565,550)	17,790	6,758

Exchange rate swap Dollar x Euro	04/26/2021 to 10/21/2021	Dollar	57,176	326,308	(320,671)	5,637	9,514
Exchange rate swap Dollar x Euro	05/04/2021 a 08/20/2021	Dollar	30,800	175,777	(171,988)	3,789	8,110
Total dollar-to-euro swap			87,976	502,085	(492,659)	9,426	17,624

Exchange rate swap CDI x Dollar	02/10/2023	Dollar	(67,000)	291,069	(410,375)	(119,306)	(27,444)
Total Swap CDI x dollar			(67,000)	291,069	(410,375)	(119,306)	(27,444)

				1,376,494	(1,468,584)	(92,090)	(3,062)

•	Cash flow hedge accounting

Foreign exchange hedge accounting

The table below presents a summary of the relations of foreign exchange hedge accounting as of March 31, 2021:

									03/31/2021
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(60,000)	(33,016)	-
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.285	100,000	(100,000)	(52,436)	-
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.285	30,000	(24,000)	-	(26,531)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(100,000)	-	(78,764)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(24,150)	-	(19,730)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(56,000)	-	(59,925)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(24,000)	-	(25,683)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(24,000)	-	(25,373)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.394	355,000	(343,000)	(108,874)	(50,446)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(820,045)	-	(835,415)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(254,161)	(12,148)	(2,103,610)
10/1/2020	Bonds with no maturity date and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(137,000)	(45,776)	(2,075,560)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000	-	-	(1,490,900)
Total						5,728,806	(1,966,356)	(252,250)	(6,791,937)

(*) On March 31, 2021, the amount of (R$252.250) was recorded in Other Operating Expenses. As of March 31, 2020, (R$364.818).

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In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The changes in the hedge accounting amounts recognized in shareholders’ equity as of March 31, 2021 are as follows:

	Consolidated and Parent Company
	12/31/2020	Movement	Realization	03/31/2021
Cash flow hedge accounting	5,125,058	1,919,129	(252,250)	6,791,937

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 25.

As of March 31, 2021, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

Cash flow hedge accounting - “Platts” index

The Company has iron ore derivative instruments, entered into by its subsidiary CSN Mineração S.A., in order to reduce the volatility of its exposure to the commodity, the transactions were fully paid on April 02, 2021.

The Company formally designated the hedge relationship and, consequently, applied the hedge accounting with the derivative instrument designated as hedging instrument and the Platts index applicable to a portion of its highly probable future sales of iron ore was designated as the hedged item. Accordingly, fluctuations of the “Platts” index will be initially recorded in theshareholders’ equity as Other Comprehensive Income and will be reclassified to the income statement when the referred sales occur.

The table below shows the result of the derivative instrument on March 31, 2021:

				03/31/2021		03/31/2021
		Appreciation (R$)		Fair value (market)	Other income and expenses	Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
02/02/2021 (Settled)	Platts				(36,405)	(2,690)
03/02/2021 (Settled)	Platts				(34,116)	(2,871)
2/4/2021	Platts	1,633,459	(1,621,439)	12,020	11,961	59
		1,633,459	(1,621,439)	12,020	(58,560)	(5,502)

The change in the amounts related to cash flow hedge accounting - “Platts” index recorded in shareholders’ equity on March 31, 2021 is shown as follows:

	12/31/2020	Movement	Realization	03/31/2021
Cash flow hedge accounting – “Platts”	825	57,735	(58,560)	-
Income tax and social contribution on cash flow hedge accounting	(280)	(19,630)	19,910	-
Fair Value of cash flow accounting - Platts, net	545	38,105	(38,650)	-

Cash flow hedge accounting - index “Platts” has been fully effective since the inception of the derivative instruments.

The Company prepares formal documentation indicating how the designation of the hedge accounting cash flow - “Platts” index is aligned with CSN’s risk management objective and strategy, identifying the hedging instruments used, the hedged item, the nature of the risk to be hedged and demonstrating the effectiveness of the hedge relationships, debt instruments and iron ore derivative instruments (index “Platts”) in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected values in accordance with its budgets.

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•	Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's accounts as of December 31, 2020. The balance recorded on March 31, 2021 and December 31, 2020 is R$6,293.

•	Classification of derivatives in the balance sheet and income

								03/31/2021	03/31/2020
Instruments	Assets			Liabilities			Other operating income expenses	Financial income (expenses), net (note 26)
	Current	Non-current	Total	Current	Non-current	Total
Exchange rate swap Dollar x Real	17,790		17,790					6,758
Exchange rate swap Dollar x Euro				9,426		9,426		17,624	2,757
Exchange rate swap GBP x Euro									168
Exchange rate swap CDI x Dollar					(119,306)	(119,306)		(27,444)	(99,113)
Iron ore derivative	12,020		12,020				(58,560)	(5,502)
	29,810		29,810	9,426	(119,306)	(109,880)	(58,560)	(8,564)	(96,188)

14.c)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At March 31, 2021	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	3,647,805	12,031,018	5,010,599	13,551,927	34,241,349
Lease Liabilities (note 16)	95,287	151,478	115,200	178,531	540,496
Derivative financial instruments (note 14 I)			119,306		119,306
Trade payables (note 17)	6,156,294	197,547	27,522		6,381,363
Trade payables – Drawee risk (note 14 I)	1,469,209				1,469,209
Dividends and interest on equity (note 15)	901,982				901,982
Total	12,270,577	12,380,043	5,272,627	13,730,458	43,653,705

IV – Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		03/31/2021		12/31/2020
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	5,705,055	5,727,268	5,203,773	5,157,465
Fixed Rate Notes	16,351,452	16,974,264	15,067,341	15,744,067

Source: Bloomberg

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14.d)	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

14.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	03/31/2021	12/31/2020
Shareholder's equity (equity)	17,275,336	11,251,505
Borrowings and Financing (Third-party capital)	34,139,190	35,270,653
Gross Debit/Shareholder's equity	1.98	3.13

15.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Payables to related parties (note 21 A)	79,296	70,458	59,917	78,083	270,460	250,330	200,511	222,834
Derivative financial instruments (note 14 I)		8,722	119,306	97,535			119,306	97,535
Dividends and interest on capital (note 14 I)	901,982	946,133			901,982	901,983
Advances from customers (1)	1,145,238	1,100,772	1,514,256	1,725,838	169,877	196,595
Taxes in installments	43,420	45,331	154,915	160,247	9,173	9,806		1,320
Profit sharing - employees	196,751	150,341			130,105	109,482
Taxes payable			37,174	38,493			32,456	32,289
Provision for consumption and services	192,281	175,242			115,217	97,221
Third party materials in our possession	185,204	84,832			158,092	55,334
Trade payables - Drawee Risk (note 17)	1,469,209	623,861			1,469,209	623,861
Trade payables (note 17)			225,069	543,527			145,301	376,753
Lease Liabilities (note 16)	95,287	93,626	445,209	436,505	7,829	26,546	15,771	40,561
Other payables	51,646	58,321	65,498	65,108	24,135	31,030
	4,360,314	3,357,639	2,621,344	3,145,336	3,256,079	2,302,188	513,345	771,292

1.     Advances from customers: During 2019, the Company received in advance, through its subsidiary CSN Mineração, the total amount of US$746 million (R$2,907 million) related to supply contracts for approximately 33 million tons of iron ore signed with an important international player, the term for the execution of the contracted volumes is 5 years. On July 16, 2020, the Company concluded the contract for the additional supply of approximately 4 million tons of iron ore, and the amount received in advance, on August 28, 2020, was US$ 115 million (R$629 million). The term for the execution of the contract is 3 years.

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16.	LEASE LIABILITIES

Lease liabilities are shown below:

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Leases	1,627,783	1,623,523	27,268	76,333
Present value adjustment - Leases	(1,087,287)	(1,093,392)	(3,668)	(9,226)
	540,496	530,131	23,600	67,107
Classified:
Current	95,287	93,626	7,829	26,546
Non-current	445,209	436,505	15,771	40,561
	540,496	530,131	23,600	67,107

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 27 and 31 years, respectively , and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 15 years.

CSN also has lease contracts for operating equipment, used in mining operations and in the steel industry, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts and for contracts that did not have a rate, the Company applied the incremental rate of loans - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Opening balance	530,131	474,390	67,107	45,940
New leases	38,959	52,835	426	29,714
Present Value Adjustments - New leases	(3,031)	(6,511)	(5)	(3,822)
Contract review	27,223	63,250	304	21,503
Write-off	(38,626)	(7,757)	(15,392)	(4,465)
Payments	(29,486)	(103,648)	(2,381)	(25,732)
Interest appropriated	14,827	54,236	540	3,969
Drop down of Cements (note 10.c)	-	-	(26,999)	-
Exchange variation	499	3,336	-	-
Net balance	540,496	530,131	23,600	67,107

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of March 31, 2021, the expected minimum payments are the following:

	Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	100,161	375,664	1,151,958	1,627,783
Present value adjustment - Leases	(4,874)	(108,986)	(973,427)	(1,087,287)
	95,287	266,678	178,531	540,496

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•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Leases	1,609,566	1,603,100	25,909	70,647
Present value adjustment - Leases	(1,085,805)	(1,091,275)	(3,486)	(8,136)
Potencial PIS and COFINS credit	148,885	148,287	2,397	6,535
Present value adjustment – Potential PIS and COFINS credit	(100,437)	(100,943)	(322)	(753)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability are:

	Consolidated		Parent Company
	03/31/2021	03/31/2021	03/31/2020	03/31/2020
Contract less than 12 months	-	159	-	3,244
Lower Assets value	460	1,934	40	2,019
Variable lease payments	118,253	45,900	1,300	39,675
	118,713	47,993	1,340	44,938

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasurate liabilities and use rights, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right to use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

17.	TRADE PAYABLES

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Trade payables	6,482,092	5,487,640	4,380,485	4,588,207
(-) Adjustment present value	(100,729)	(124,574)	(67,649)	(78,365)
	6,381,363	5,363,066	4,312,836	4,509,842

Classified:
Current	6,156,294	4,819,539	4,167,535	4,133,089
Non-current	225,069	543,527	145,301	376,753
	6,381,363	5,363,066	4,312,836	4,509,842

The Company classifies the drawee risk and forfaiting transactions with suppliers as other liabilities (see Note 15). Those are transactions with financial institutions by which the suppliers anticipate the receipt for their sale of goods to us, and we postpone the payment to the financial institutions. The transactions are not mandatory and are dependent upon the acceptance by the suppliers. The Company is not reimbursed and/or benefitted by the financial institutions with discounts for payments realized before maturity dates agreed with the suppliers. Also, in the case of judicial execution, there is no change in the degree of subordination of the invoices nor changes in the commercial conditions agreed between the Company and the suppliers.

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18.	INCOME TAX AND SOCIAL CONTRIBUTION

18.a) Tax of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Income tax and social contribution income (expense)
Current	(1,359,098)	(217,555)	(141,857)
Deferred	80,858	11,351	(13,916)	304
	(1,278,240)	(206,204)	(155,773)	304

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Income before income tax and social contribution	6,975,553	(1,105,505)	5,395,788	(1,361,155)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(2,371,688)	375,872	(1,834,568)	462,793
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	5,572	(14,338)	472,567	(200,835)
Profit with differentiated rates or untaxed	(205,998)	(291,828)	-	-
Tax loss carryforwards without recognizing deferred taxes	(3,775)	(11,199)	-	-
Indebtdness limit	(4,269)	(5,730)	(4,269)	(5,730)
Unrecorded deferred taxes on temporary differences	2,347	(451)	-	-
Reversal for deferred income tax and social contribution credit	1,212,345	(253,261)	1,212,345	(253,261)
Tax incentives	5,716	1,625	3,684	-
Other permanent deductions (additions)	81,510	(6,894)	(5,532)	(2,663)
Income tax and social contribution in net income for the period	(1,278,240)	(206,204)	(155,773)	304
Effective tax rate	18%	-19%	3%	0%

18.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

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	Consolidated
	Opening balance	Movement		Closing balance
	12/31/2020	Shareholders' Equity	P&L	03/31/2021

Deferred
Income tax losses	1,848,999		(6,995)	1,842,004
Social contribution tax losses	688,208		(2,519)	685,689
Temporary differences	718,903	(9,203)	90,372	800,072
- Provision for tax. social security, labor, civil and environmental risks	279,149		(15,347)	263,802
- Asset impairment losses	161,016		4,479	165,495
- (Gains)/losses on financial instruments	5,027		(129,863)	(124,836)
- Actuarial liability (pension and healthcare plan)	262,457			262,457
- Accrued supplies and services	154,452		8,147	162,599
- Unrealized exchange variation (1)	1,152,326		(1,044,161)	108,165
- Gain upon loss of control in Transnordestina	(92,180)			(92,180)
- Cash flow hedge accounting	1,742,800	566,459		2,309,259
- Acquisition at fair value of SWT and CBL	(212,015)	(6,196)	3,225	(214,986)
- Deferred taxes not computed	(317,927)		(24,308)	(342,235)
- (Losses) estimated /reversals to deferred taxes credits	(1,347,468)	(566,739)	1,212,345	(701,862)
- Business Combination	(1,015,049)		2,030	(1,013,019)
- Others	(53,685)	(2,727)	73,825	17,413
Total	3,256,110	(9,203)	80,858	3,327,765

Total Deferred Assets	3,874,946			3,929,974
Total Deferred Liabilities	(618,836)			(602,209)
Total Deferred	3,256,110			3,327,765

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

	Parent Company
	Opening balance	Movement		Closing balance
	12/31/2020	Shareholders' Equity	P&L	03/31/2021

Deferred tax assets
Income tax losses	1,680,700		(39,404)	1,641,296
Social contribution tax losses	627,382		(14,185)	613,197
Temporary differences	1,491,625		39,673	1,531,298
- Provision for tax. social security, labor, civil and environmental risks	202,467		(10,876)	191,591
- Asset impairment losses	100,005		(3,315)	96,690
- (Gains)/losses on financial instruments	5,026		(129,863)	(124,837)
- Actuarial liability (pension and healthcare plan)	264,192		-	264,192
- Accrued supplies and services	132,892		1,645	134,537
- Unrealized exchange variation (1)	1,152,325		(1,044,387)	107,938
- Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	1,742,520	566,739		2,309,259
- (Losses) estimated /reversals to deferred taxes credits	(1,356,021)	(566,739)	1,212,345	(710,415)
- Business Combination	(721,992)		-	(721,992)
- Others	62,391		14,124	76,515
Total	3,799,707		(13,916)	3,785,791

Total Deferred Assets	4,627,332			4,627,332
Total Deferred Liabilities	(827,625)			(841,541)
Total Deferred	3,799,707			3,785,791

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2015 and 2021, these subsidiaries generated income in the amount of R$1,032,621. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$326,788. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statement.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and considers that there are no reasons for the tax authorities to differ from the tax positions adopted by the Company. Accordingly, no additional provisions for income tax and social contribution were recognized as a result of the assessment of the application of IFRIC 23 in the interim financial information at March 31, 2021.

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A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable profit to use the balance of deferred income tax and social contribution.

The estimated recovery of deferred tax assets of IRPJ and CSLL are netted when referring to a single jurisdiction as shown in the table below:

	Consolidated	Parent Company
2021	1,017,921	1,017,921
2022	1,315,426	1,315,426
2023	1,257,266	1,257,266
2024	495,211	495,211
2025	685,691	541,508
Deferred asset	4,771,515	4,627,332
Deferred liabilities - Parent Company	(841,541)	(841,541)
Net deferred asset	3,929,974	3,785,791
Deferred liabilities - subsidiaries	(602,209)
Net deferred asset	3,327,765	3,785,791

18.c)	Income tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Income tax and social contribution
Actuarial gains on defined benefit pension plan	170,617	170,604	172,520	172,520
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(172,520)	(172,520)	(172,520)	(172,520)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	2,309,259	1,742,765	2,309,259	1,742,520
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(2,309,259)	(1,742,520)	(2,309,259)	(1,742,520)
	(327,253)	(327,021)	(325,350)	(325,350)

18.d)	Test of recoverability of income tax and social contribution of deferred assets

The Company’s management constantly evaluates the ability to use its tax credits. In this sense, CSN periodically updates the technical study of the projection of future taxable results to support the realization of tax credits and, consequently, to base the accounting recognition of the credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

The assumptions used to evaluate the impairment test in December 2020 remain valid and there is no event to justify the recognition of impairment in the quarter.

19.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows :

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	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Tax	132,872	134,645	68,220	67,819	62,427	61,004	49,078	49,078
Social security	1,551	8,170			1,551	7,948
Labor	314,392	328,334	225,091	212,737	210,739	234,333	162,895	159,138
Civil	150,454	151,776	18,246	17,683	114,211	121,989	11,741	11,840
Environmental	15,154	12,463	2,444	2,444	12,759	10,341	961	960
Deposit of a guarantee			24,889	24,434
	614,423	635,388	338,890	325,117	401,687	435,615	224,675	221,016

Classified:
Current	87,432	81,073			42,476	34,458
Non-current	526,991	554,315	338,890	325,117	359,211	401,157	224,675	221,016
	614,423	635,388	338,890	325,117	401,687	435,615	224,675	221,016

The changes in tax, social security, labor, civil and environmental provisions in the year ended March 31, 2021 can be summarized as follows:

	Consolidated
	Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	03/31/2021
Tax	134,645	1,016	2,600	(5,389)	132,872
Social security	8,170		2	(6,621)	1,551
Labor	328,334	7,563	11,586	(33,091)	314,392
Civil	151,776	323	8,973	(10,618)	150,454
Environmental	12,463	-	2,955	(264)	15,154
	635,388	8,902	26,116	(55,983)	614,423

	Parent Company
	Current + Non-current
Nature	12/31/2020	Additions	Accrued charges	Net utilization of reversal	Drop down of Cements (note 10.c)	03/31/2021
Tax	61,004	1,016	596	(189)		62,427
Social security	7,948		2	(6,399)		1,551
Labor	234,333	4,665	7,805	(24,730)	(11,334)	210,739
Civil	121,989	39	5,901	(12,012)	(1,706)	114,211
Environmental	10,341		2,876	(260)	(198)	12,759
	435,615	5,720	17,180	(43,590)	(13,238)	401,687

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance at March 31, 2021 and December 31, 2020.

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	Consolidated
	03/31/2021	12/31/2020
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,738,987	12,694,021

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,940,658	3,930,093

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	1,965,378	1,956,898

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012 and 2014	3,474,130	3,461,574

Tax foreclosures - ICMS - Electricity credits	845,050	841,401

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,652,859	1,845,379

Disallowance of the ICMS credits - Transfer of iron ore	602,033	624,645

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	319,038	317,848

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	585,911	583,478

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	261,210	260,326

CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,053,997	1,051,661

Assessment Notice- ICMS- questions about sales for incentive area	1,115,413	1,111,034

Other tax lawsuits (federal, state, and municipal)	4,007,450	3,886,976

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business combination (year 2015) between Namisa, Congonhas Minérios (current CSN Mineração) and consortium	866,075	862,324

Assessment Notice and imposition of fine (AIIM) - SEFAZ/RJ - ICMS on purchases of intermediate products	547,676	498,002

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,087,226	1,082,517

Social security lawsuits	222,263	233,116

Action to discuss the balance of the construction contract – Tebas	507,719	487,124

Action related to power supply payment’s charge - Light	307,071	288,390

Indemnity action due to the supply contract termination - Indumill	246,806	237,795

Enforcement action applied by Brazilian antitrust authorities (CADE)	96,239	95,833

Civil Public Action - Districts / School / Nursery relocation-CdP Dam	12,857	12,207

Other civil lawsuits	806,379	777,850

Labor and social security lawsuits	1,515,312	1,506,626

Tax foreclosures – Fine – Volta Redonda IV	99,957	94,304

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits	268,425	257,965
	39,452,508	39,305,776

During the first quarter of 2021, the Company was notified of an arbitration procedure based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion and the Company has no knowledge of the bases used in the allegations presented, as well as has no knowledge of the basis for the estimates of the amount asked. As opposed, the Company understands to be a creditor in the contracts. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 to 3 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact.

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The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total and updated amount of R$4,566,451 as of March 31, 2021 (R$4,542,786 as of December 31,2020), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

20.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The information related to the provisions for environmental liabilities and deactivation did not change in relation to those disclosed in the financial statements of December 31, 2020. Therefore, the Company decided not to repeat them in the condensed interim financial information as of March 31, 2021.

The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

	Consolidated		Parent Company
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Environmental liabilities	196,205	192,830	181,260	178,638
Asset retirement obligations (1)	631,612	611,005		50,886
	827,817	803,835	181,260	229,524

(1) On January 31, 2021 The provision fot assets retirement obligation – ARO was transferred to the company CSN Cimentos S.A.

21.	RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to transactions with related parties has not changed significantly in relation to the disclosed in the financial statements of December 31, 2020.

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21.a) Transactions with subsidiaries, joint ventures, associates, exclusive founds and other related parties

•	Consolidated

		Consolidated
		03/31/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			4,128,923	4,128,923			3,763,603	3,763,603
Trade receivables (note 6)	(2)	12,979	13	273,990	286,982	7,686	8	113,482	121,176
Dividends receivable (note 9)	(3)		38,086		38,086		38,088		38,088
Other current assets (note 9)			3,347	1,829	5,176		4,413	1,829	6,242
		12,979	41,446	4,404,742	4,459,167	7,686	42,509	3,878,914	3,929,109
Noncurrent Assets
Investments	(1)			132,635	132,635			123,409	123,409
Loans (note 9)	(4)	3,423	1,039,759		1,043,182	3,375	962,675		966,050
Actuarial asset (note 9)				13,819	13,819			13,819	13,819
Other non-current assets (note 9)	(5)		664,598		664,598		664,020		664,020
		3,423	1,704,357	146,454	1,854,234	3,375	1,626,695	137,228	1,767,298
		16,402	1,745,803	4,551,196	6,313,401	11,061	1,669,204	4,016,142	5,696,407

Liabilities
Current Liabilities
Trade payables			48,446	12,035	60,481		106,946	9,455	116,401
Accounts payable (note 15)		12	21,191		21,203		23,555	2,437	25,992
Provision for consumption (note 15)			58,093		58,093		44,466		44,466
		12	127,730	12,035	139,777		174,967	11,892	186,859
Noncurrent Liabilities
Accounts payable (note 15)			59,917		59,917		78,083		78,083
Actuarial liability (note 15)				79,546	79,546			79,546	79,546
			59,917	79,546	139,463		78,083	79,546	157,629
		12	187,647	91,581	279,240		253,050	91,438	344,488

		Consolidated
		03/31/2021				03/31/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
P&L
Sales		67,925	412	753,544	821,881	21,144	211	310,634	331,989
Cost and expenses		(121)	(298,690)	(23,382)	(322,193)		(145,365)	(26,875)	(172,240)
Financial income (expenses)
Interest (note 26)			3,721	4,999	8,720	65	11,416	6,338	17,819
Exchange rate variations and monetary, net								26,864	26,864
Financial investments (note 26)				512,494	512,494			(962,354)	(962,354)
Other operating income and expenses							(3,402)		(3,402)
		67,804	(294,557)	1,247,655	1,020,902	21,209	(137,140)	(645,393)	(761,324)

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•	Parent Company

		Parent Company
		03/31/2021				12/31/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total	Controladas e Coligadas	Joint Venture e Joint Operation	Outras Partes Relacionadas e Fundos exclusivos	Total
Assets
Current Assets
Investments	(1)			4,173,978	4,173,978			3,801,985	3,801,985
Trade receivables (note 6)	(2)	445,478	13	272,694	718,185	835,489	8	112,222	947,719
Loans (note 9)		59,900			59,900	53,718			53,718
Dividends receivable (note 9)	(3)	6,753	21,403		28,156	308,009	21,404		329,413
Other current assets (note 9)		17,876		1,829	19,705	3,888		1,829	5,717
		530,007	21,416	4,448,501	4,999,924	1,201,104	21,412	3,916,036	5,138,552
Noncurrent Assets
Investments	(1)			132,635	132,635			123,409	123,409
Loans (note 9)	(4)	148,044	949,388		1,097,432	134,892	872,785		1,007,677
Actuarial asset (note 9)								1,803	1,803
Other non-current assets (note 9)	(5)	257,870	664,598		922,468	236,180	664,020		900,200
		405,914	1,613,986	132,635	2,152,535	371,072	1,536,805	125,212	2,033,089
		935,921	1,635,402	4,581,136	7,152,459	1,572,176	1,558,217	4,041,248	7,171,641

Liabilities
Current Liabilities
Intercompany Loans (note 13)	(6)	480,018			480,018	502,590			502,590
Trade payables		500,622	43,240	11,708	555,570	1,311,358	62,698	9,299	1,383,355
Accounts payable (note 15)		103,854			103,854	102,361		2,437	104,798
Provision for consumption (note 15)		154,289	12,317		166,606	133,215	12,317		145,532
		1,238,783	55,557	11,708	1,306,048	2,049,524	75,015	11,736	2,136,275
Noncurrent Liabilities
Intercompany Loans (note 13)	(6)	14,046,703			14,046,703	14,567,024			14,567,024
Accounts payable (note 15)		200,511			200,511	222,834			222,834
Actuarial liability (note 15)				79,546	79,546			79,546	79,546
		14,247,214		79,546	14,326,760	14,789,858		79,546	14,869,404
		15,485,997	55,557	91,254	15,632,808	16,839,382	75,015	91,282	17,005,679

		Parent Company
		03/31/2021				03/31/2020
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		616,235		744,761	1,360,996	565,293		310,634	875,927
Cost and expenses		(1,047,356)	(104,540)	(22,931)	(1,174,827)	(357,947)	(59,015)	(26,641)	(443,603)
Financial income (expenses)
Interest (note 26)		(101,310)	6,258	4,837	(90,215)	(95,768)	10,287	5,984	(79,497)
Exclusive funds (note 26)				6,827	6,827			(30)	(30)
Financial investments (note 26)				512,494	512,494			(962,354)	(962,354)
Exchange rate variations and monetary, net		(1,356,059)			(1,356,059)	(3,126,688)		26,864	(3,099,824)
		(1,888,490)	(98,282)	1,245,988	(740,784)	(3,015,110)	(48,728)	(645,543)	(3,709,381)

Consolidated and Parent Company Information:

1.	Financial investments

On March 31, 2020 the investments in Usiminas shares are R$3,817,603 (R$3,305,119 in December 2020) and cash and cash equivalents with Banco Fibra totaling R$311,321 (R$458,494 in December 2020) and no current as of March 31, 2021 the amount R$132,635 (R$123,409 in December 2020) from Bonds with an average rate of 98% to 115% of the CDI in the consolidated and holds in the parent company through exclusive funds’ investments in government bonds and CDBs in the amount of R$45,344 on March 31, 2021 (R$38,517 on December 31, 2020).

2.	Trade receivable mainly refers to operations of sales of steel products of the Parent Company to affiliates and companies joint venture and joint-operation.

3.	Dividends receivable from the MRS Logística R$38,086 (R$38,088 as of December 31, 2020) in the consolidated and parent company R$ 28,156 (R$329,413 as of December 31, 2020).

4.	Loans (Assets):

Consolidated refers mainly to loan agreements with an average rate of 125.0% to 130.0% of the CDI with Transnordestina Logística SA of R$1,043,182 (R$962,675 as of December 31, 2020).

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In the Parent Company it refers to loan agreements with Transnordestina Logística SA of R$949,388 and with Ferrovia Transnordestina SA of R$125,307on March 31, 2021 and (R$872,785 and R$112,420 on December 31, 2020, respectively).

5.	Others (Assets): Advance for future capital increase with subsidiaries of R$664,598 with Transnordestina Logística SA (R$664,020 on December 31, 2020).

Controlling company

6.	Loans (Liabilities):

Foreign currency: Intercompany contracts in the amount of R$14,508,441 (R$15,051,191 on December 31, 2020).

National coin: Intercompany contracts in the amount of R$18,280 (R$18,423 on December 31, 2020).

21.b)	Key management personal

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of March 31, 2021 and 2020.

	03/31/2021	03/31/2020
	P&L
Short-term benefits for employees and officers	3,404	6,581
Post-employment benefits	28	9
	3,432	6,590

21.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,481,851	2,478,105	35,291	35,496	3,314	3,298	2,520,456	2,516,899

Cia Metalurgica Prada	R$	Indefinite			197	196	244	244	441	440

CSN Energia	R$	Up to 11/26/2023 and indefinite					1,920	1,920	1,920	1,920

CSN Mineração	R$	Up to 12/21/2024	846,578	846,749					846,578	846,749

Estanho de Rondônia	R$	07/15/2022	966	1,154					966	1,154

Minérios Nacional S.A.	R$	Up to 09/10/2021	1,297	1,946					1,297	1,946

Total in R$			3,330,692	3,327,954	35,488	35,692	5,478	5,462	3,371,658	3,369,108

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,525,000	1,525,000					1,525,000	1,525,000

Total in US$			3,825,000	3,825,000					3,825,000	3,825,000
Total in R$			21,792,173	19,877,378					21,792,173	19,877,378
			25,122,865	23,205,332	35,488	35,692	5,478	5,462	25,163,831	23,246,486

22.	SHAREHOLDERS´ EQUITY

22.a)	Paid-in capital

The fully subscribed and paid-in capital on March 31, 2021 and December 31, 2020 is the R$6,040 million and divided into 1,387,524,047 common and book-entry shares, with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

22.b)	Authorized capital

The Company’s bylaws in effect on March 31, 2021 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors.

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22.c)	Legal Reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year pursuant to art. 193 of Law 6.404/76, up to a limit of 20% of the capital stock.

22.d)	Ownership structure

As of March 31, 2021, the Company’s ownership structure was as follows:

			03/31/2021			12/31/2020
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	52,279,803	3.77%	3.79%	58,193,503	4.19%	4.22%
NYSE (ADRs)	248,763,533	17.93%	18.02%	248,763,533	18.90%	19.00%
Other shareholders	399,548,957	28.80%	28.95%	393,635,257	27.40%	27.55%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

22.e)	Treasury shares

As of March 31, 2021, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500

As of March 31, 2021, the position of treasury shares was as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of 03/31/2021 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 280,820

(*) The average share price on March 31, 2021 was used in the amount of R$37.90 per share.

22.f) Policy on investments and payment of interest on net equity and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404/76 as amended by Law No. 9,457/97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

22.g)	Earnings per share

The earnings per share are shown below:

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	03/31/2021	03/31/2020
	Common Shares
Profit for the period	5,240,015	(1,360,851)
Weighted average number of shares	1,380,114,547	1,380,114,547
Basic and diluted earnings (loss) per share	3.79680	(0.98604)

23.	NET REVENUE FROM SALES

Net sales revenue is as follows:

	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Gross revenue
Domestic market	6,725,615	3,570,496	6,280,868	3,430,097
Foreign market	6,738,681	2,645,352	569,791	414,945
	13,464,296	6,215,848	6,850,659	3,845,042
Deductions
Sales returns, discounts and rebates	(39,236)	(78,014)	(146,638)	(75,343)
Taxes on sales	(1,511,732)	(803,181)	(1,330,742)	(738,390)
	(1,550,968)	(881,195)	(1,477,380)	(813,733)
Net revenue	11,913,328	5,334,653	5,373,279	3,031,309

24.	EXPENSES BY NATURE

	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Raw materials and inputs	(2,544,833)	(1,622,428)	(2,525,624)	(1,598,255)
Outsourcing material	(1,062,124)	(414,451)
Labor cost	(669,536)	(602,766)	(296,987)	(326,852)
Supplies	(530,911)	(460,455)	(373,608)	(390,627)
Maintenance cost (services and materials)	(297,455)	(204,277)	(148,742)	(135,578)
Outsourcing services	(466,064)	(422,820)	(205,140)	(231,771)
Freight	(12,042)	(48,268)	(6,152)	(12,601)
Distribution freight	(334,841)	(278,725)	(102,733)	(88,424)
Depreciation, amortization and depletion	(455,673)	(415,181)	(199,983)	(206,703)
Others	(362,354)	(58,306)	(55,843)
	(6,735,833)	(4,527,677)	(3,914,812)	(2,990,811)
Classified as:
Cost of sales	(6,178,784)	(4,017,707)	(3,689,909)	(2,778,380)
Selling expenses	(422,586)	(390,915)	(167,212)	(162,239)
General and administrative expenses	(134,463)	(119,055)	(57,691)	(50,192)
	(6,735,833)	(4,527,677)	(3,914,812)	(2,990,811)

The depreciation, amortization and depletion additions for the period were distributed as follows.

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	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Production costs (1)	(445,658)	(403,600)	(194,740)	(200,458)
Selling expenses	(3,309)	(3,276)	(1,974)	(2,729)
General and administrative expenses	(6,706)	(8,305)	(3,269)	(3,516)
	(455,673)	(415,181)	(199,983)	(206,703)
Other operational (2)	(26,844)	(21,112)	(1,742)	(2,298)
	(482,517)	(436,293)	(201,725)	(209,001)

(1) - The cost of production includes PIS and COFINS credits on lease agreements on March 31, 2021, in the amount of R$1,549 (R$1.214 on March 31,2020) in the consolidated and R$267 (R$494 on March 31, 2020) in the parent company.

(1) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 25.

25.	OTHER OPERATING INCOME AND EXPENSES

	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Other operating income
Receivables by indemnity	765	1,156	756	983
Rentals and leases	3,283	2,462	3,170	2,393
PIS, COFINS and INSS to compensate (1)		88,390		65,092
Contractual fines	765	2,016	460	1,410
Updated shares – Fair value through profit or loss (Note 14 II)	31,004	(207)	31,004	(207)
Net gain in shares sale (note 10 d) (2)	2,472,497		2,472,497
Other revenues	51,918	8,872	23,690	5,176
	2,560,232	102,689	2,531,577	74,847
	-	-	-	-
Other operating expenses
Taxes and fees	(36,111)	(5,304)	(34,349)	(2,393)
Expenses with environmental liabilities, net	158	(15,922)	93	(2,209)
Write-off/(Provision) of judicial lawsuits	8,623	(7,157)	10,622	3,454
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 24)	(26,844)	(21,112)	(1,742)	(2,298)
Write- off of PPE, intagible assests and investment property (note 11)	(40,464)	(1,400)	(17,072)
Estimated (Loss)/reversal in inventories	(63,478)	(20,351)	(34,758)	(5,814)
Idleness in stocks and paralyzed equipment (3)		(202,240)		(37,043)
Studies and project engineering expenses	(12,101)	(5,075)	(3,578)	(3,840)
Research and development expenses	(54)	(197)	(54)	(197)
Healthcare plan expenses	(28,916)	(28,829)	(28,611)	(28,693)
Cash flow hedge accounting realized (note 14) (4)	(310,810)	(364,818)	(252,250)	(364,818)
Other expenses	(64,115)	(96,519)	(31,948)	(90,787)
	(574,112)	(768,924)	(393,647)	(534,638)
Other operating income (expenses), net	1,986,120	(666,235)	2,137,930	(459,791)

1.	In 2020, consist of the recovery of INSS credit on benefits granted to employees that should not be considered in the contribution calculation basis.

2.	Refers to the public offering of shares of CSN Mineração S.A. (see note 10.d).

3.	In 2020 refers to the idle capacity arisen from production volumes lower than normal it was generated from the refurbishment of the blast furnace No.3 and in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

4.	As of March 31, 2021, foreign exchange cash flow hedge was realized and reclassified from Other Comprehensive Income to Other Operating Expenses (R$252,250) and cash flow hedge of PLATTS index (R$58,560), totaling R$310,810 in the consolidated and R$252,250 in the parent company, see note 14.

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26.	FINANCIAL INCOME (EXPENSES)

	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Financial income
Related parties (note 21 a)	11,737	17,819	19,442	18,254
Income from financial investments	34,645	15,788	26,391	8,533
Updated shares – Fair value through profit or loss (Note 14 II)	512,494		512,494
Other income	26,709	31,524	21,011	26,589
	585,585	65,131	579,338	53,376
Financial expenses
Borrowings and financing - foreign currency (note 13)	(421,012)	(348,111)	(36,143)	(57,428)
Borrowings and financing - local currency (note 13)	(65,268)	(146,269)	(58,768)	(129,052)
Related parties	(3,017)		(102,830)	(97,782)
Lease liabilities	(13,794)	(12,100)	(660)	(891)
Capitalised interest (notes 11 and 29)	15,133	23,390	6,864	7,280
Interest and fines	(35,783)	(23,720)	(15,225)	(19,473)
(-) Adjustment present value of trade payables	(58,590)		(42,443)
Commission, bank fees, Guarantee and bank fees	(44,245)	(30,298)	(37,538)	(27,332)
PIS/COFINS over financial income	(7,071)	(6,233)	(1,682)	(3,431)
Updated shares – Fair value through profit or loss (Note 14 II)		(962,354)		(962,354)
Other financial expenses	(97,117)	(125,456)	(53,429)	(45,101)
	(730,764)	(1,631,151)	(341,854)	(1,335,564)
Others financial items, net
Foreign exchange and monetary variation, net	(53,266)	461,070	199,448	1,030,129
Gains and (losses) on exchange derivatives (*)	(3,062)	(96,188)	(27,444)	(99,113)
	(56,328)	364,882	172,004	931,016
	(787,092)	(1,266,269)	(169,850)	(404,548)

Financial income (expenses), net	(201,507)	(1,201,138)	409,488	(351,172)

(*) Statement of gains and (losses) on derivative transactions (note 14)
Dollar - to - real NDF	6,758
Exchange rate swap Dollar x Euro	17,624	2,757
Exchange rate swap GBP x Euro		168
Exchange rate swap CDI x Dollar	(27,444)	(99,113)	(27,444)	(99,113)
	(3,062)	(96,188)	(27,444)	(99,113)

27.	SEGMENT INFORMATION

The financial information related to the business segments did not change in relation was disclosed in the Company's financial statements on December 31, 2020. Therefore, Management decided not to repeat it in this condensed interim financial information.

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•	Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

								03/31/2021
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.)	1,316,938	8,224,928					(1,264,055)
Net revenues
Domestic market	4,876,219	791,745	83,516	400,590	54,281	277,423	(1,221,370)	5,262,404
Foreign market	1,796,655	4,689,221					165,048	6,650,924
Cost of sales and services (note 24)	(4,797,790)	(1,841,259)	(55,539)	(286,743)	(34,939)	(191,446)	1,028,932	(6,178,784)
Gross profit	1,875,084	3,639,707	27,977	113,847	19,342	85,977	(27,390)	5,734,544
General and administrative expenses (note 24)	(282,782)	(54,089)	(8,177)	(28,502)	(7,512)	(24,855)	(151,132)	(557,049)
Other operating (income) expenses, net (note 25)	(135,271)	(117,913)	(1,439)	(19,676)	(379)	(13,261)	2,274,059	1,986,120
Equity in results of affiliated companies (note 10)							13,445	13,445
Operating result before Financial Income and Taxes	1,457,031	3,467,705	18,361	65,669	11,451	47,861	2,108,982	7,177,060

Sales by geographic area
Asia		2,679,219					165,048	2,844,267
North America	306,230	2,010,002						2,316,232
Latin America	118,392							118,392
Europe	1,372,033							1,372,033
Foreign market	1,796,655	4,689,221					165,048	6,650,924
Domestic market	4,876,219	791,745	83,516	400,590	54,281	277,423	(1,221,370)	5,262,404
Total	6,672,874	5,480,966	83,516	400,590	54,281	277,423	(1,056,322)	11,913,328

								03/31/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.)	1,139,612	5,609,498					(1,085,951)
Net revenues
Domestic market	2,511,198	263,451	74,539	282,333	42,028	145,663	(581,268)	2,737,944
Foreign market	1,030,760	1,382,355					183,594	2,596,709
Cost of sales and services (note 24)	(3,237,409)	(822,810)	(49,253)	(270,492)	(29,350)	(145,069)	536,676	(4,017,707)
Gross profit	304,549	822,996	25,286	11,841	12,678	594	139,002	1,316,946
General and administrative expenses (note 24)	(214,338)	(46,374)	(9,757)	(25,510)	(7,723)	(22,912)	(183,356)	(509,970)
Other operating (income) expenses, net (note 25)	(113,609)	(183,836)	(1,712)	(6,755)	(373)	(5,420)	(354,530)	(666,235)
Equity in results of affiliated companies (note 10)							(45,108)	(45,108)
Operating result before Financial Income and Taxes	(23,398)	592,786	13,817	(20,424)	4,582	(27,738)	(443,992)	95,633

Sales by geographic area
Asia		941,833					183,594	1,125,427
North America	162,456							162,456
Latin America	34,915							34,915
Europe	833,200	440,522						1,273,722
Others	189							189
Foreign market	1,030,760	1,382,355					183,594	2,596,709
Domestic market	2,511,198	263,451	74,539	282,333	42,028	145,663	(581,268)	2,737,944
Total	3,541,958	1,645,806	74,539	282,333	42,028	145,663	(397,674)	5,334,653

28.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company and its Subsidiaries contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Named Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

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In 2020, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2020 to June 30, 2021. Under the policy, the Maximum Indemnity Limit is US$ 600 million and the deductible is US $ 385 million for material damages and 45 days for loss of profits, covering the following units and subsidiaries of the Company: Usina Presidente Vargas, CSN Mineração SA and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by our independent auditors.

29.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

	Consolidated		Parent Company
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Income tax and social contribution paid	1,466,584	231,350
Addition to PP&E with interest capitalization (notes 11 and 26)	15,133	23,390	6,864	7,280
Remeasurement and addition – Right of use (note 11 a)	62,365	555	876	341
Addition to PP&E without adding cash	37,359
Capitalization in subsidiaries without cash				18,566
Addition to investment property without cash effect		61,597		61,597
	1,581,441	316,892	7,740	87,784

30.	COMPREHENSIVE INCOME STATEMENT

Consolidated		Parent Company	
	03/31/2021	03/31/2020	03/31/2021	03/31/2020
Profit for the period	**5,697,313**	**(1,311,709)**	**5,240,015**	**(1,360,851)**
Other comprehensive income				
Items that will not be subsequently reclassified to the statement of income				
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	371	33	20	31
	371	**33**	**20**	**31**
Items that could be subsequently reclassified to the statement of income				
Cumulative translation adjustments for the period	86,119	380,042	86,119	380,042
(Loss)/gain on the percentage change in investments	862,857		814,285	
(Loss)/gain on investments hedge in subsidiaries				1,469
(Loss)/gain on net investment hedge in foreign subsidiaries		1,469		
(Loss)/gain on cash flow hedge accounting, net of taxes	(1,919,129)	(5,390,043)	(1,919,129)	(5,390,043)
Realization on cash flow hedge accounting reclassified to income statements, net of taxes	252,250	364,818	252,250	364,818
(Loss)/gain cash flow hedge accounting – "Platts" in subsidiaries, net of taxes			477	
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes	38,650			
(Loss)/gain cash flow hedge accounting – "Platts"	(38,105)			
	(717,358)	(4,643,714)	(765,998)	(4,643,714)
	(716,987)	**(4,643,681)**	**(765,978)**	**(4,643,683)**
Total comprehensive income for the period	4,980,326	(5,955,390)	4,474,037	(6,004,534)
Attributable to:				
Controlling shareholders	4,474,037	(6,004,534)	4,474,037	(6,004,534)
Non-controlling shareholders	506,289	49,144		
	4,980,326	**(5,955,390)**	**4,474,037**	**(6,004,534)**

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31.	SUBSEQUENT EVENTS

•	The Usiminas’ shares classified as financial investments (see note 4) are exposed to changes in the share price due to the securities adopted at fair value through profit or loss according to quotations on the Stock Exchange. On April 27, 2021, common and preferred shares appreciated in the global amount of R$1,319,411 since the balance sheet closing date.

•	In April 2021, the subsidiary CSN Mineração opted for a cash flow hedge accounting applied to a portion of its iron ore sales to mitigate the risk of volatility of the Platts index, for a limited amount of 1,9 million tons iron ore to be shipped from second quarter to 2021

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Independent Auditor’s Report on the Financial Information

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

To the Shareholders, Directors and Management of

Companhia Siderurgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderurgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2021, which comprises the balance sheet as of March 31, 2021 and the related statement of profit and loss and statement of comprehensive income (loss) and the statement of changes in equity and statement of cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 10.f) to the individual and consolidated financial statements, which describes the percentage of completion of the new railway network by the jointly controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said Note indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

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Other matters

Interim statement of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, April 28, 2021

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.